UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the six-month period ended June 30, 2025

Commission File Number 001-10882

Aegon Ltd.

(Translation of registrant’s name into English)

World Trade Center Schiphol

Schiphol Boulevard 223

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

☒ Form 20-F         ☐ Form 40-F

Aegon Ltd. Interim financial information for the six-month period ended June 30, 2025, dated August 21, 2025, is attached hereto and incorporated by reference herein and into the registration statement on Form S-8 (File No. 333-238186) of Aegon Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: August 21, 2025	By	/s/ S.Knol
S. Knol
Director Financial Reporting & Operations

Interim financial information for the six-month period ended June 30, 2025 August 21, 2025

Table of contents

Financial and business update

05	Financial highlights

10	Capital highlights

12	Business updates

Condensed consolidated interim financial statements of Aegon Ltd.

16	Condensed consolidated income statement

17	Condensed consolidated statement of comprehensive income

18	Condensed consolidated statement of financial position

19	Condensed consolidated statement of changes in equity

21	Condensed consolidated cash flow statement

Notes to the condensed consolidated interim financial statements

22	1 General information

22	2 Material accounting policies information and estimates

23	3 Segment information

27	4 Insurance service result

28	5 Total net investment result

30	6 Fees and commission income

30	7 Other operating expenses

30	8 Income tax

30	9 Investments

32	10 Fair value

34	11 Shareholders’ equity and other equity instruments

36	12 (Re)Insurance contracts and investment contracts with discretionary participating features

41	13 Investment contracts without discretionary participating features

42	14 Subordinated borrowings and borrowings

42	15 Financial risks

45	16 Other assets and other liabilities

45	17 Capital management and solvency

45	18 Commitments and contingencies

46	19 Companies and businesses acquired and divested

46	20 Post reporting date events

47	Disclaimer

2 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Financial and business update

Financial and business update

Introduction

Aegon is committed to provide information on key factors that drive its business and affect its financial condition, results, and value. Aegon’s disclosure practices have been developed over many years with due consideration of the needs and requirements of its stakeholders, including regulators, investors, and research analysts.

Aegon has substantive supplemental information in its annual and semi-annual accounts to provide transparency of its financial results. Aegon has provided insight into its critical accounting policies and the methodologies which are applied to manage its risks. “Application of critical IFRS accounting policies” is discussed in the below paragraph. The risk management methodologies is disclosed in the Item 11, “Quantitative and Qualitative Disclosures About Market Risk” as referred to in the cross-reference table in Aegon’s Annual Report on Form 20-F 2024 (Annual Report 2024) filed with the SEC on March 27, 2025.

Application of critical IFRS accounting policies

Financial and business update is based on Aegon’s condensed consolidated financial statements, which have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as issued by International Accounting Standards Board (hereafter ‘IFRS’).

Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. Those estimates are inherently subject to change and actual results could differ from those estimates. Annual Report 2024 describes accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment. 2025 updates are disclosed in note 2 Material accounting policy information and estimates, note 12 (Re)Insurance contracts and investment contracts with discretionary participating features and note 15 Financial risks included in the Notes to the condensed consolidated interim financial statements.

The description of Aegon’s methods of determining fair value and fair value hierarchy is included in the Annual Report 2024 (under note 38 Fair value disclosed in the Notes to the consolidated financial statements). For reference purposes, note 10 Fair value included in the Notes to the condensed consolidated interim financial statements includes a roll-forward of Level III financial instruments for the period ended June 30, 2025.

There have been no material changes other than listed above.

1H 2025 Financial highlights

•	Net profit of EUR 606 million compared with a net loss of EUR 65 million for 1H 2024
•	Operating result of EUR 845 million, up 19% compared with 1H 2024, reflecting business growth and improved experience variance in the US
•	Valuation equity – the sum of shareholders’ equity and the contractual service margin (CSM) after estimated tax adjustment – per share of EUR 8.47; a reduction of 5% in the reporting period, as the contribution from net profit is offset by unfavorable currency movements and capital returns to shareholders

1H 2025 Capital highlights

•	Free cash flow of EUR 442 million; up 18% compared with EUR 373 million for 1H 2024
•	Capital ratios of Aegon’s main units remain above their respective operating levels; Cash Capital at Holding remains above the operating range at EUR 2.0 billion
•	Aegon announces increase in currently ongoing share buyback program by EUR 200 million, taking the total 2H 2025 share buyback to EUR 400 million
•	2025 interim dividend of EUR 0.19 per common share, an increase of EUR 0.03 compared with 2024 interim dividend
•	On track to meet all 2025 financial targets

Strategic developments

•	Review announced on relocating Aegon’s legal domicile and head office to the United States

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 3

Lard Friese, Aegon CEO, commented:

“We generated strong commercial momentum across our key markets in 1H 2025. In the US, new life sales increased by 13% to USD 276 million, while World Financial Group (WFG) continued to expand its distribution network. Our UK Workplace business continued to perform well, generating GBP 2.1 billion in net deposits, while our Asset Management business also achieved positive net flows. Our International business saw overall sales growth, driven by Brazil, China, and Spain & Portugal.

Our operating result was EUR 845 million, up 19% compared to last year. Our annual assumption updates in the US led to some strengthening of assumptions to address adverse policyholder behavior experience witnessed over recent quarters.

Our capital ratios remain robust, and our cash capital position stands above our operating range. We are therefore announcing an interim dividend of 19 euro cents, which represents a year-on-year increase of 19%, and that we are increasing our currently ongoing share buyback to EUR 400 million from the previously announced EUR 200 million.

Today we are announcing an important step for our company, as we will begin a review on a potential relocation of Aegon’s head office to the US. In recent years, Aegon’s business in the US – which accounts for approximately 70% of Aegon’s operations – has become Aegon’s primary market and central to the company’s strategy and long-term growth.

A relocation of Aegon’s legal domicile and head office to the US is expected to simplify Aegon’s corporate structure as it would align its legal domicile, tax residency, accounting standard and regulatory framework with the geography where it conducts the majority of its business.

We aim to share the outcome of this review at our Capital Markets Day on December 10, 2025.”

4 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Financial highlights

Financial highlights

Overview

Amounts in EUR millions (unaudited)	1H 2025	1H 2024%

Operating result	845	709	19

Net result	606	(65)	n.m.

	June 30, 2025	December 31, 2024%

Shareholders’ equity	7,300	7,215	1

Contractual Service Margin (CSM) [1] (pro-forma after tax)	6,026	6,975	(14)

Valuation equity	13,326	14,190	(6)

Gross financial leverage	4,876	5,201	(6)

[1]	On IFRS basis i.e. excluding joint ventures & associates
*	n.m. – not measured.

Aegon’s net result increased to EUR 606 million in 1H 2025, driven by a higher operating result, favorable non-operating items, and less other charges compared with the prior year period.

Aegon’s valuation equity reduced to EUR 13.3 billion per June 30, 2025, driven by a reduction of CSM, which in turn was mostly due to adverse currency movements. On a per share basis, it decreased by 5% to EUR 8.47.

Operating result

Aegon uses the non-IFRS performance measure operating result that reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Aegon believes that this performance measure provides meaningful information about the operating results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. The reconciliation from result before tax, being the most directly comparable IFRS measure, to operating result is presented in note 3 Segment information included in the Notes to the condensed consolidated interim financial statements.

Amounts in EUR millions (unaudited)	1H 2025	1H 2024%

Distribution	76	88	(14)

Savings & Investments	115	132	(12)

Protection Solutions	349	270	29

Financial Assets	87	19	n.m.

Americas	627	509	23

United Kingdom	104	94	11

Spain & Portugal	47	44	7

China (ATHTF)	12	14	(13)

Brazil	26	26	(2)

TLB	20	15	34

Other	(5)	(8)	37

International	99	90	10

Global Platforms	35	23	51

Strategic Partnerships	69	84	(17)

Asset Management	104	107	(3)

Holding and other activities	(89)	(91)	2

Operating result	845	709	19

*	n.m. – not measured.

Aegon’s operating result increased 19% to EUR 845 million, mostly driven by the US, reflecting business growth in the Protection Solutions segment, partly offset by a lower operating result in the non-insurance business segments. Results also improved in the UK and International, in part from business growth.

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 5

Americas

The operating result from the Americas increased by 23% to EUR 627 million in 1H 2025. In local currency, it increased by 25% to USD 685 million. The increase in the operating result was driven by business growth in Protection Solutions as well as from less unfavorable experience variances in both insurance business segments compared with 1H 2024. This was partly offset by a decrease in the operating result of the non-insurance business segments.

The operating result of the Distribution business segment decreased by 13%, largely driven by lower revenues due to lower annuity sales in WFG and higher expenses reflecting investments in the WFG franchise.

In the Savings & Investments business segment, the operating result decreased by 11% to USD 126 million. This was mainly driven by USD 14 million lower revenues in the Stable Value Solutions line of business as the size of the business has been reduced in recent years through management actions and participant withdrawals.

The operating result of the Protection Solutions business segment increased by USD 89 million to USD 381 million. Portfolio growth resulted in a higher release of CSM. Taking into account an unfavorable impact of USD 16 million from onerous new business, the overall experience variance on claims, expenses, and other items was positive, compared with a negative experience in the prior year period.

The operating result of the Financial Assets segment increased to USD 95 million mostly due to less unfavorable experience variances compared with the prior year period with all key products improving their contribution to the operating result. In 1H 2025, Universal Life onerous contracts experience was USD 87 million unfavorable, of which USD 34 million resulted from the reinsured Universal Life portfolio of TLB. Interest accretion for onerous Variable Annuities contracts had an, impact of USD 29 million in this half-year period, which is expected to recur going forward. Unfavorable claims experience variance was largely offset by the release of reserves of these onerous contracts.

United Kingdom

The operating result from the UK for 1H 2025 was EUR 104 million, or GBP 88 million in local currency, compared to GBP 80 million in the prior year period. The operating result benefited from business growth and favorable markets which led to increased revenues, which were partly offset by reduced interest income on own cash. Furthermore, losses incurred in the prior year period relating to the Protection book have not repeated in 1H 2025 following the sale of the business on July 1, 2024.

International

The operating result for the International segment increased by 10% to EUR 99 million in 1H 2025. This was mainly driven by TLB, which benefited from a higher CSM release and less onerous contracts, partially offset by a lower net investment result as a result of a lower asset balance. In Spain & Portugal, the operating result benefited from business growth and improved claims experience. The operating result in Brazil remained stable, as the positive impacts from business growth were offset by unfavorable exchange rate movements. The operating result in China decreased, driven by lower interest rates.

Asset Management

The operating result from Aegon Asset Management amounted to EUR 104 million in 1H 2025, a decrease of 3%. Improved performance of Global Platforms was more than offset by a lower operating result in Strategic Partnerships. Global Platforms’ performance reflected strong business growth, favorable markets, and ongoing expense management. In Strategic Partnerships, the operating result decreased as the prior year period included a one-time expense benefit. There was a partial offset from a one-time revenue benefit of EUR 9 million in the reporting period from AIFMC. LBP AM’s operating result remained stable.

Holding

The operating result from the Holding was a loss of EUR 89 million. The result from the Holding improved compared to the prior year period mainly reflecting a benefit resulting from an internal reinsurance transaction between Transamerica and TLB, offsetting a negative impact in the US. This benefit more than offset the impact of lower returns on Cash Capital at Holding due to a lower balance and lower short-term yields.

6 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Financial highlights

Non-operating items and net result

Amounts in EUR millions (unaudited)	1H 2025	1H 2024%

Operating result	845	709	19

Fair value items	154	(272)	n.m.

Realized gains / (losses) on investments	(54)	(45)	(21)

Net impairments	(5)	(72)	93

Non-operating items	95	(389)	n.m.

Other income / (charges) [1]	(207)	(403)	49

Result before tax	733	(83)	n.m.

Income tax	(127)	18	n.m.

Net result	606	(65)	n.m.

Interest on financial leverage classified as equity after tax	(19)	(39)	51

Net result after interest on financial leverage classified as equity	586	(104)	n.m.

Average common shareholders' equity	7,329	7,103	3

Return on Equity [2]	17.6%	15.1%

[1]	Other income/(charges) includes income tax chargeable to policyholders in the United Kingdom.
[2]	Operating result after tax and interest on financial leverage classified as equity / average common shareholders’ equity.
*	n.m. – not measured.

The gain from non-operating items amounted to EUR 95 million in 1H 2025, mainly due to fair value gains.

Fair value items

Fair value items constituted a gain of EUR 154 million, mostly from positive hedge results. In the Americas, the hedging of guarantees in the Variable Annuities, Indexed Universal Life and RILA blocks led to overall positive results, partly offset by market driven fair value losses. Furthermore, the Holding contributed favorably, driven by interest rate hedges related to debt instruments.

In addition, there were fair value gains from mark-to-market revaluations related to TLB, including from the annual assumption updates. These were largely offset by losses in Other Comprehensive Income.

Realized losses on investments

Realized losses on investments amounted to EUR 54 million and were driven by the Americas. There, targeted bond sales resulted in losses, which were partly offset by gains from ECL reversals on disposed bonds.

Net impairments

Net impairments were limited and amounted to EUR 5 million for the reporting period.

Other charges

Other charges amounted to EUR 207 million, mainly driven by the annual assumption updates in the Americas and TLB, the impact of which amounted to EUR 183 million. The impact was mainly from strengthening lapse assumptions to address recent adverse experience in the Financial Assets book, driven by the TLB Universal Life block reinsured to Transamerica and Variable Annuities. In Protection Solutions, assumption updates mainly related to an update of Medicare Supplement morbidity assumptions to address an industry-wide trend.

Other charges also included the positive result from Aegon’s stake in a.s.r. of EUR 50 million. Furthermore, it included restructuring charges and investments to transform the business mainly in the UK and in the Americas.

Beginning 1H 2025, addressable expenses, a non-IFRS financial measure, is no longer presented on in this document. This metric became less relevant as a performance measure at this stage of Aegon’s strategy implementation.

Net result

The result before tax amounted to EUR 733 million, as the positive impacts from the operating result and non-operating items were only partly offset by Other charges. The income tax for the period amounted to EUR 127 million and includes recurring beneficial impacts, such as the dividend received deduction and tax credits in the US. The net result, therefore, was EUR 606 million.

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 7

Balance sheet items

Amounts in EUR millions (unaudited)	June 30, 2025	December 31, 2024%

Shareholders’ equity	7,300	7,215	1

Shareholders’ equity per share (in EUR)	4.64	4.53	2

Americas	5,991	7,032	(15)

United Kingdom	1,601	1,695	(6)

International	269	231	16

Eliminations	(114)	1	n.m.

Contractual Service Margin (CSM)	7,748	8,960	(14)

Pro-forma tax	(1,722)	(1,985)	13

CSM after tax [1]	6,026	6,975	(14)

CSM after tax per share (in EUR)	3.83	4.38	(13)

Valuation equity	13,326	14,190	(6)

Valuation equity per share (in EUR)	8.47	8.91	(5)

Gross financial leverage	4,876	5,201	(6)

Gross financial leverage ratio (%)	26.5%	26.5%

[1]	On IFRS basis, i.e. excluding joint ventures & associates.
*	n.m. – not measured.

Shareholders’ equity

As of June 30, 2025, shareholders’ equity was EUR 7.3 billion, a slight increase compared with December 31, 2024. The positive net result and the impact of revaluations were largely offset by capital distributions to shareholders and unfavorable currency movements. On a per share basis, shareholders’ equity increased by 2% to EUR 4.64.

Valuation equity

Valuation equity is a non-IFRS financial measure that represents the sum of shareholders’ equity and CSM after-tax (embedded value of unearned profits in insurance contracts). This measure is intended to provide a more comprehensive view of the Group’s economic value. The reconciliation from shareholders’ equity, being the most directly comparable IFRS measure, to valuation equity is presented in the above table.

Valuation equity decreased by 6% in the reporting period to EUR 13.3 billion. The increase in shareholders’ equity was more than offset by a decrease of CSM after tax. The main driver for the lower CSM was unfavorable currency movements. Assumption updates in the Americas and TLB reduced valuation equity by EUR 155 million in aggregate, split across different P&L and balance sheet items. This was to a large extent driven by strengthening policyholder behavior assumptions, to address recent adverse experience, while also reflecting a favorable impact of economic assumption updates.

On a per share basis, valuation equity decreased by 5% to EUR 8.47.

Gross financial leverage

Gross financial leverage decreased by EUR 0.3 billion in 1H 2025, to EUR 4.9 billion. This decrease was driven by the depreciation of the US Dollar against the Euro.

Contractual Service Margin (CSM)

Amounts in EUR millions (unaudited)	1H 2025	1H 2024%

CSM balance at beginning of period	8,990	8,251	9

New business	337	263	28

CSM release	(492)	(491)	-

Accretion of interest	125	120	5

Claims and policyholder experience variance	(240)	(23)	n.m.

Non-financial assumption changes	(336)	(90)	n.m.

Non-disaggregated risk adjustment	65	79	(18)

Market impact on unhedged risk of VFA products	248	400	(38)

Net exchange differences	(912)	240	n.m.

Transfer to disposal groups	-	(8)	n.m.

Other movements	-	8	(97)

CSM balance at end of period	7,786	8,748	(11)

*	n.m. – not measured.

8 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Financial highlights

During the reporting period the CSM decreased to EUR 7.8 billion, mostly due to unfavorable currency movements.

New business contributed EUR 337 million to the CSM, driven by business growth in the US. Together with interest accretion, the new business contribution almost offset the CSM release of EUR 492 million.

Claims and policyholder experience reduced the CSM, mainly driven by Financial Assets. Non-financial assumption changes reduced the CSM by EUR 336 million, driven by the annual assumption updates in the US and TLB. Markets had a favorable impact in both the US and the UK. Unfavorable currency movements – predominantly the depreciation of the US Dollar versus the Euro – reduced the CSM balance by EUR 912 million.

Americas

In the Americas, the CSM balance amounted to EUR 6.0 billion, or USD 7.1 billion in local currency at the end of June 2025. The increase of the CSM balance in Strategic Assets (which equals the CSM of Protection Solutions) was more than offset by a decrease in the CSM for Financial Assets. Strategic Assets now hold more CSM than the run-off portfolio in Financial Assets.

In line with Transamerica’s strategy to grow the Strategic Assets, the CSM balance of Protection Solutions increased from new business, mostly from the Indexed Universal Life product, and from the accretion of interest. The release of CSM increased due to business growth. Non-financial assumption changes had an unfavorable impact driven by the workplace business, in part related to the Medicare Supplement product, which was partly offset by favorable assumption updates in Individual Life. Claims & policyholder experience was broadly in line with expectations.

The Financial Assets CSM balance decreased as new business was limited. Non-financial assumption updates resulted in unfavorable charges to the CSM, mainly from updates to the assumptions for policyholder behavior in Variable Annuities and Fixed Annuities. In addition, unfavorable claims and policyholder experience variances were mainly from policyholder behavior and market driven impacts on Variable Annuities.

Exchange rates

	Weighted average rate		Closing rate

Per 1 EUR	1H 2025	1H 2024	June 30, 2025	December 31, 2024

USD	1.0934	1.0811	1.1769	1.0355

GBP	0.8424	0.8547	0.8577	0.8268

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 9

Capital highlights

Capital ratios

Amounts in millions (unaudited)	June 30, 2025	December 31, 2024%

United States (USD)

Available capital	7,798	8,042	(3)

Required capital	1,857	1,817	2

US RBC ratio	420%	443%

Scottish Equitable plc (UK) (GBP)

Own funds	2,213	2,206	-

SCR	1,194	1,187	1

UK SE Solvency II ratio	185%	186%

Aegon Ltd. (EUR)

Eligible own funds	12,928	14,030	(8)

Consolidated Group SCR	7,059	7,466	(5)

Group Solvency ratio	183%	188%

US RBC ratio

The estimated RBC ratio in the US was 420% as of June 30 2025, well above the operating level of 400%. This is a decrease of 23%-points compared with year-end 2024. The OCG from operating entities applying the RBC framework had a positive contribution of 15%-points, largely offset by remittances paid to the Holding. Market movements had a 15%-points negative impact on the RBC ratio over the reporting period. Of this, 5%-points negative impact were due to hedging rebalancing and cross effects as a consequence of elevated market volatility in April. The remaining unfavorable impact was largely driven by non-economic losses on energy-related assets under the statutory accounting framework, and lower interest rates. Finally, a negative impact of 9%-points on the RBC is explained by restructuring costs, the impact of the annual actuarial assumption updates within the RBC calculation, and several smaller items.

Solvency UK ratio

The estimated Solvency UK ratio for Scottish Equitable plc decreased to 185% on June 30, 2025, and remained above the operating level of 150%. The negative impacts from remittances to the Holding and investments to improve the business were broadly offset by the impact from OCG.

Group solvency ratio

The estimated group solvency ratio decreased to 183% on June 30, 2025. This was mainly driven by the new EUR 400 million share buyback program (of which EUR 200 million is announced today) and the announced 2025 interim dividend. Capital generation after holding funding and operating expenses amounted to EUR 224 million. This included market movements with a negative impact of EUR 271 million, mostly driven by the US. Furthermore, one-time items were favorable at EUR 73 million, as the adverse impact of one-time items in the US was more than offset by the benefits from the a.s.r. stake.

10 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Capital highlights

Cash capital at Holding and free cash flow

Amounts in EUR millions (unaudited)	1H 2025	1H 2024%

Beginning of period	1,725	2,387	(28)

Americas	259	269	(4)

United Kingdom	61	59	4

International	40	35	14

Asset Management	71	31	133

Dividend received from a.s.r.	121	114	6

Share buy backs a.s.r.	37	-	n.m.

Cash flows from a.s.r.	159	114	39

Gross remittances	590	508	16

Funding and operating expenses	(148)	(135)	(10)

Free cash flow	442	373	18

Divestitures and acquisitions	(34)	(38)	11

Capital injections	26	16	62

Capital flows from / (to) shareholders	(110)	(686)	84

Net change in gross financial leverage	(9)	8	n.m.

Other	(28)	30	n.m.

End of period	2,011	2,090	(4)

*	n.m. – not measured.

Aegon’s Cash Capital at Holding increased during 1H 2025, largely driven by remittances from the business units, and was partly offset by capital returns to shareholders in the form of share buybacks. Free cash flow included the 2024 final dividend from a.s.r. and Aegon’s participation in a share buyback program by a.s.r. The proceeds from the divestiture of the Aegon Growth Capital Fund were more than offset by capital injections.

2025 interim dividend

Aegon aims to pay a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance so allows. At our 2023 Capital Markets Day, we set a target for dividend growth to around EUR 0.40 per common share over 2025. Aegon today announces an interim dividend for 2025 of EUR 0.19 per common share, which represents an increase of EUR 0.03 compared with the interim dividend for 2024.

Aegon’s shares will be quoted ex-dividend on September 3, 2025. The record date for the dividend will be September 4, 2025, and the dividend will be payable as of September 25, 2025.

Share buyback programs

On November 15, 2024, Aegon announced a EUR 150 million share buyback program, which was completed on June 30, 2025. On May 16, Aegon announced a EUR 200 million share buyback program which started on July 1, 2025. Aegon today announces that it will be increasing this ongoing EUR 200 million share buyback program by an additional EUR 200 million to a total amount of EUR 400 million, consistent with its objective to reduce Cash Capital at Holding to around EUR 1.0 billion by the end of 2026 unless Aegon can invest in value-creating opportunities. Barring unforeseen circumstances, the share buyback is expected to be completed on or before December 15, 2025. The start of the increase to the share buyback program will be announced in the near term.

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 11

Business updates

Business update Americas

During 1H 2025, Transamerica made progress in executing its strategy to grow its business by focusing on middle-market America, targeted through agency distribution and the workplace. New Individual Life sales increased by 13% to a new record-high level, which was driven by all distribution channels. World Financial Group (WFG), Transamerica’s affiliated distribution network of independent agents, continued to increase its number of licensed agents. Retirement Plans net deposits were positive for the half-year and written sales were strong for single employer plans and pooled plan sales.

Strategic Assets business update: Distribution

Amounts in USD millions (unaudited)	1H 2025	1H 2024%

World Financial Group (WFG) KPIs

Number of licensed agents (end of period)	90,315	78,978	14

Number of multi-ticket agents (end of period)	35,798	37,476	(4)

WFG’s total new life sales [1]	346	335	4

Transamerica’s market share in WFG (US Life)	66%	64%	2

WFG’s total sales of annuities gross deposits	1,618	1,826	(11)

[1]	New life sales is defined as new recurring premiums plus 1/10 of single premiums.

WFG’s number of licensed agents grew to 90,315, reflecting successful recruiting and improved retention, while there was a 4% reduction in multi-ticket agents, which is a rolling count of agents that have sold more than one policy in the last 12 months.

Despite a reduction of multi-ticket agents, productivity gains in both the US and Canada – mostly from higher average premiums per policy – led to an overall 4% increase in new life sales while Transamerica expanded its market share of US Life sales. At the same time, WFG’s third-party annuity product sales decreased by 11% compared with the prior year period, as customer demand in the US for these products decreased during the reporting period. This was partially offset by increasing annuity product sales in Canada.

Strategic Assets business update: Savings & Investments

Amounts in USD millions (unaudited)	1H 2025	1H 2024%

Savings & Investments KPIs

Gross deposits Retirement Plans	18,643	16,524	13

Net deposits Retirement Plans	2,149	(839)	n.m.

of which: net deposits mid-sized Retirement Plans	1,691	1,166	45

AuA Retirement Plans	239,812	228,975	5

of which: AuA mid-sized Retirement Plans	59,417	52,217	14

Individual Retirement Accounts AuA	13,592	11,339	20

General Account Stable Value AuA	14,190	11,384	25

*	n.m. – not measured.

Retirement Plans gross deposits increased by 13%, with the growth driven by higher takeover deposits in both the large and mid-sized markets. Strong written sales are expected to support gross deposits in the coming quarters. Total net deposits came in at USD 2.1 billion, driven by mid-sized plans and were supported by a larger takeover deposit from a mid-sized pooled plan and stable contract discontinuances in the segment. Net deposits in the large market improved significantly, but remained slightly negative, due to stronger takeover deposits and lower contract discontinuances.

Business growth and favorable markets drove a 5% increase in the total account balances in Retirement Plans over the last year. Over the same period, account balances for the mid-sized plans segment of this business increased by 14% due to favorable market movements, as well as net inflows. Our strategic focus on increasing assets in the General Account Stable Value product, as well as in the Individual Retirement Accounts, led to higher assets in these higher margin, ancillary products.

12 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Business update

Strategic Assets business update: Protection Solutions

Amounts in USD millions (unaudited)	1H 2025	1H 2024%

Protection Solutions KPIs

Traditional Life	80	60	32

Indexed Universal Life	196	184	6

New life sales - Individual Life	276	245	13

New life sales - Workplace Life	49	40	22

New premium production Workplace Health	64	67	(5)

Net deposits Indexed Annuities	993	505	97

In 1H 2025, Individual Life new life sales increased by 13%, driven by growth in the brokerage channel, as well as in WFG and Transamerica’s own agency channel. The growth in new life sales for Indexed Universal Life was mainly driven by higher WFG agent productivity and an increase in the average size of the policies sold. Life sales in the brokerage and Transamerica’s own agency channel increased to account for one third of the total Individual Life sales, driven especially by the successful launch of a fully digital experience in a Whole Life Final Expense product last autumn.

New life sales in Workplace Life benefited from a strong quoting season, while new premium production in Workplace Health was lower compared with 1H 2024 that had benefited from a large sale. Net deposits for Indexed Annuities products were driven by a further improvement in wholesale distribution productivity for Registered Index Linked Annuities (RILA) products. At the same time, consumer preference continued to shift towards RILA products, where Transamerica has established itself as a top 10 player in terms of sales in the US market (based on LIMRA data).

Financial Assets business update

Amounts in USD millions (unaudited)	1H 2025	1H 2024%

Financial Assets KPIs

Capital employed in Financial Assets (at operating level)	3,272	3,462	(5)

Net deposits Variable Annuities	(2,980)	(3,069)	3

Net deposits Fixed Annuities (excluding SPGAs)	(266)	(377)	29

Variable Annuities dynamic hedge effectiveness ratio (%)[1]	97%	99%	(2)

Net face amount Universal Life	45,132	48,639	(7)

LTC actual to expected claim ratio (%) (IFRS based)	100%	103%	(3)

NPV of LTC rate increases approved since end 2022	708	395	79

[1]	Dynamic Hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.

On June 30, 2025, Financial Assets had USD 3.3 billion of capital employed, a decrease of USD 0.1 billion compared with USD 3.4 billion capital employed at the end of 2024. In 1H 2025, asset allocation optimizations, annual assumption updates, and business run-off resulted in lower capital employed for Financial Assets.

During 1H 2025, the variable annuity hedge program continued its strong track record of managing the financial market risks embedded in the guarantees. Net outflows in Variable Annuities were slightly lower than in the prior year period, as gross deposits increased while decrement rates were in line with previous quarters. Fixed Annuities net outflows decreased from lower withdrawals.

The net face value of the legacy Universal Life portfolio decreased as a result of the run-off of the book and of Transamerica’s program to purchase institutionally owned policies.

The total value of premium rate increases approved by state regulators for Long-Term Care increased to USD 708 million, achieving the target set at the beginning of 2023. Transamerica will continue to pursue further actuarially justified premium rate increases. Claims experience in Long-Term Care continues to track in line with assumptions.

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 13

Financial Assets management action

As of the middle of August 2025, Transamerica has expanded its dynamic hedge program for Variable Annuities to further reduce its equity market exposure. Previously, the program hedged market risks from policy riders. The expansion now includes first order equity market exposure of 25% of the Variable Annuities base contracts held by Transamerica Life Insurance Company, Transamerica’s largest insurance carrier. This reduces the economic equity market sensitivity of the portfolio and further solidifies the run-off of the Variable Annuities portfolio. Consequently, the IFRS net result and CSM equity sensitivities are reduced. In addition, downwards equity market sensitivities of the RBC ratio are reduced, while upwards equity market sensitivities increased due to a relatively higher impact from non-economic flooring of reserves.

Business update United Kingdom

Amounts in GBP millions (unaudited)	1H 2025	1H 2024%

Adviser Platform	(1,447)	(1,761)	18

Workplace Platform	2,106	1,694	24

Total Platform	659	(67)	n.m.

Institutional	1,329	1,238	7

Traditional products	(904)	(797)	(13)

Net deposits / (outflows)	1,084	373	190

Adviser Platform	51,834	51,625	-

Workplace Platform	66,415	59,035	12

Total Platform	118,249	110,660	7

Institutional	77,543	74,515	4

Traditional products	30,374	31,253	(3)

Assets under Administration	226,166	216,428	4

*	n.m. – not measured.

Net deposits

Net deposits in the Workplace platform continued to grow due to the onboarding of new schemes, including one large scheme, and higher regular contributions from existing schemes. This growth was partially offset by the departure of some other schemes. For the Adviser platform, net outflows reflected ongoing consolidation and vertical integration in non-target adviser segments. As outlined at our June 2024 Teach-In, we have several initiatives in place that aim to return the Adviser platform to growth by 2028, which include improving the platform experience and focusing on our 500 target adviser firms.

Assets under administration

Total Platform Assets under Administration (AuA), which consist of the Workplace platform and the Adviser platform, increased by 7% compared with June 30, 2024. During the same period, overall AuA, which also includes Traditional products and the Institutional business, increased by 4%. The increase in AuA was mainly driven by market movements during the period.

Business update International

Amounts in EUR millions (unaudited)	1H 2025	1H 2024%

Spain & Portugal	19	17	9

China	48	44	8

Brazil	68	64	6

TLB and others	10	14	(29)

New life sales	144	140	3

New premium production accident & health insurance	26	23	10

New premium production property & casualty insurance	38	36	5

*	Amounts include results from Aegon’s joint ventures and associates consolidated on a proportionate basis.

Strategic developments

In April 2025, Transamerica Life Bermuda (TLB) obtained regulatory approval for a Dubai International Financial Centre (DIFC) representative office license. This underscores TLB’s commitment to support distribution partners in meeting the evolving life insurance needs of high-net-worth individuals and families across the Middle East and beyond.

14 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Business update

Business update

International new life sales increased by 3%, driven by Brazil, China and Spain & Portugal. Brazil reported higher new life sales, in particular in credit and group life, with a partial offset from unfavorable currency movements. In China, increased sales were mainly driven by participating products. Increased new life sales in Spain were driven by higher sales of non-linked products in Santander Life. This was partially offset by lower Indexed Universal Life sales in Singapore from TLB, which resulted from changes in the competitive landscape.

New premium production for accident & health insurance benefited from a successful sales campaign on health products. New premium production for property & casualty insurance also increased, reflecting higher sales of non-linked products in Spain through Santander Non-Life.

Business update Asset Management

Amounts in EUR millions (unaudited)	1H 2025	1H 2024%

General Account	2,426	(1,677)	n.m.

Affiliate	(1,556)	(1,415)	(10)

Third Party	2,037	5,108	(60)

Global Platforms	2,907	2,016	44

Strategic Partnerships	2,387	2,682	(11)

Net deposits/(outflows)[1]	5,294	4,698	13

Annualized revenues gained/(lost) on net deposits - Global Platforms	8.2	4.0	105

General Account	66,440	68,336	(3)

Affiliate	36,319	41,344	(12)

Third Party	155,340	149,254	4

Global Platforms	258,099	258,935	-

Strategic Partnerships	62,596	59,284	6

Assets under Management	320,695	318,218	1

[1]	Net deposits/ (outflows) include results from Aegon’s joint ventures and associates consolidated on a proportionate basis.
*	n.m. – not measured.

Net deposits

Third-party net deposits in Global Platforms in 1H 2025 were mostly driven by inflows in alternative fixed income products.

Net deposits in Strategic Partnerships were mainly driven by Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC), which benefited from a collaboration with a consumer finance platform. La Banque Postale AM, Aegon’s French asset management joint venture, also contributed positively.

Net outflows from Affiliate resulted mainly from US retirement funds and the gradual run-off of the traditional insurance book in the UK.

Assets under management

Assets under Management increased by EUR 2 billion compared with June 30, 2024, driven mainly by the impact of favorable markets and third-party net deposits, and were partially offset by unfavorable exchange rate movements over the period.

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 15

Condensed consolidated interim financial statements of Aegon Ltd.

Condensed consolidated income statement

Amounts in EUR millions (except per share data)	Note	1H 2025	1H 2024

Insurance revenue		4,769	5,043

Insurance service expenses	7	(5,119)	(5,455)

Net income / (expenses) on reinsurance held		588	408

Insurance service result	4	237	(4)

Interest revenue on financial instruments calculated using the effective interest method		1,378	1,356

Interest revenue on financial instruments measured at FVPL		284	321

Other investment income		827	772

Results from financial transactions	5.2	4,826	7,489

Impairment (losses) / reversals		(1)	(58)

Insurance finance income / (expenses)		(7,120)	(10,243)

Net reinsurance finance income / (expenses) on reinsurance held		266	325

Interest expenses		(73)	(101)

Insurance net investment result	5.1	386	(138)

Interest revenue on financial instruments calculated using the effective interest method		313	313

Interest revenue on financial instruments measured at FVPL		101	84

Other investment income		603	553

Results from financial transactions	5.2	2,352	4,297

Impairment (losses) / reversals		(7)	(14)

Investment contract income / (expenses)		(3,175)	(5,081)

Interest expenses		(9)	(21)

Other net investment result		178	131

Interest charges		(91)	(95)

Financing net investment result		(91)	(95)

Total net investment result	5	474	(102)

Fees and commission income	6	1,179	1,197

Other operating expenses	7	(1,399)	(1,456)

Other income / (charges)		8	79

Other result		(212)	(180)

Result before share in profit / (loss) of joint ventures, associates and tax		499	(286)

Share in profit / (loss) of joint ventures		118	115

Share in profit / (loss) of associates		60	36

Result before tax		677	(136)

Income tax (expense) / benefit	8	(72)	70

Net result		606	(65)

Net income/ (loss) attributable to:

Owners of Aegon Ltd.		584	(52)

Non-controlling interests		21	(13)

Earnings per share (EUR per share)[1]	11.3

Basic earnings per common share		0.36	(0.05)

Basic earnings per common share B		0.01	-

Diluted earnings per common share		0.36	(0.05)

Diluted earnings per common share B		0.01	-

[1]	Earnings in the above table refers to Net result.

16 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Condensed consolidated interim financial statements of Aegon Ltd.

Condensed consolidated statement of comprehensive income

Amounts in EUR millions	Note	1H 2025	1H 2024

Net result		606	(65)

Items that will not be reclassified to profit or loss:

Gains/ (losses) on investments in equity instruments (FVOCI)		(1)	-

Remeasurements of defined benefit plans		5	(1)

Income tax relating to items that will not be reclassified		2	(1)

Insurance items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets measured at FVOCI	5	745	(1,145)

Realized gains / (losses) on disposal of financial assets measured at FVOCI	5	76	47

Insurance finance income / (expenses)	5	(433)	1,706

Reinsurance finance income / (expenses)	5	62	(462)

Changes in cash flow hedging reserve		(145)	(148)

Income tax relating to items that may be reclassified		(64)	3

Items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets measured at FVOCI		166	(104)

Realized gains / (losses) on disposal of financial assets measured at FVOCI		27	14

Changes in cash flow hedging reserve		(26)	1

Movements in foreign currency translation and net foreign investment hedging reserves		(472)	103

Equity movements of joint ventures		21	32

Equity movements of associates		6	79

Disposal		(1)	-

Disposal of group assets		-	(4)

Income tax relating to items that may be reclassified		(36)	19

Other		(1)	3

Total other comprehensive income / (loss)		(67)	140

Total comprehensive income / (loss)		538	75

Total comprehensive income/ (loss) attributable to:

Owners of Aegon Ltd.		534	84

Non-controlling interests		5	(9)

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 17

Condensed consolidated statement of financial position

Amounts in EUR millions	Note	June 30, 2025	December 31, 2024

Assets

Cash and cash equivalents		3,200	3,469

Investments	9	276,360	293,716

Derivatives		774	771

Investments in joint ventures		1,458	1,503

Investments in associates		2,997	3,122

Reinsurance contract assets	12	14,145	16,021

Insurance contract assets	12	32	125

Deferred tax assets		2,019	2,439

Deferred expenses		441	490

Other assets and receivables	16	8,684	5,159

Intangible assets		525	575

Total assets		310,635	327,390

Equity and liabilities

Shareholders’ equity	11	7,300	7,215

Other equity instruments	11.5	1,958	1,972

Issued capital and reserves attributable to owners of Aegon Ltd.		9,258	9,187

Non-controlling interests		130	126

Group equity		9,389	9,313

Subordinated borrowings	14	1,456	1,653

Trust pass-through securities		99	113

Reinsurance contract liabilities	12	203	303

Insurance contract liabilities	12	170,892	188,359

Investment contract liabilities with discretionary participating features	12	21,011	22,332

Investment contracts without discretionary participating features	13	90,784	91,669

Derivatives		2,044	2,435

Borrowings	14	2,713	3,013

Other liabilities	16	12,045	8,201

Total liabilities		301,246	318,077

Total equity and liabilities		310,635	327,390

18 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Condensed consolidated interim financial statements of Aegon Ltd.

Condensed consolidated statement of changes in equity

Amounts in EUR millions	Share capital	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [1]	Non- controlling interests	Total

On January 1, 2025	7,094	3,949	(3,706)	(1,072)	951	1,972	9,187	126	9,313

Net result recognized in the income statement	-	584	-		-	-	584	21	606

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Gains/ (losses) on invesments in equity instruments designated at FVOCI	-	-	(1)	-	-	-	(1)	-	(1)

Remeasurements of defined benefit plans	-	-	-	5	-	-	5	-	5

Income tax relating to items that will not be reclassified	-	-	-	1	-	-	2	-	2

Insurance items that may be reclassified subsequently to profit or loss

Unrealized gains / (losses) on financial assets measured at FVOCI	-	-	745	-	-	-	745	-	745

Realized gains / (losses) on disposal of financial assets measured at FVOCI	-	-	76	-	-	-	76	-	76

Insurance finance income / (expenses)	-	-	(433)	-	-	-	(433)	-	(433)

Reinsurance finance income / (expenses)	-	-	62	-	-	-	62	-	62

Changes in cash flow hedging reserve	-	-	(145)	-	-	-	(145)	-	(145)

Income tax relating to items that may be reclassified	-	-	(64)	-	-	-	(64)	-	(64)

Items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets measured at FVOCI	-	-	166	-	-	-	166	-	166

Realized gains / (losses) on disposal of financial assets measured at FVOCI	-	-	27	-	-	-	27	-	27

Changes in cash flow hedging reserve	-	-	(26)	-	-	-	(26)	-	(26)

Movements in foreign currency translation and net foreign investment hedging reserves	-	-	425	97	(976)	-	(455)	(17)	(472)

Equity movements of joint ventures	-	-	-	-	21	-	21	-	21

Equity movements of associates	-	-	-	-	6	-	6	-	6

Disposal	-	-	-	-	(1)	-	(1)	-	(1)

Income tax relating to items that may be reclassified	-	-	(36)	-	-	-	(36)	-	(36)

Other	-	(1)	-	-	-	-	(1)	-	(1)

Total other comprehensive income / (loss)	-	(1)	797	103	(950)	-	(51)	(17)	(67)

Total comprehensive income / (loss)	-	583	797	103	(950)	-	534	5	538

Issuance and purchase of treasury shares	-	(107)	-	-	-	-	(107)	-	(107)

Dividends paid on common shares	-	(300)	-	-	-	-	(300)	-	(300)

Coupons on perpetual securities	-	(19)	-	-	-	-	(19)	-	(19)

Incentive plans	-	(23)	-	-	-	(13)	(36)	-	(36)

On June 30, 2025	7,094	4,083	(2,909)	(969)	1	1,958	9,258	130	9,389

1	Issued capital and reserves attributable to owners of Aegon Ltd.

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 19

Condensed consolidated statement of changes in equity

Amounts in EUR millions	Share capital	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [1]	Non- controlling interests	Total

On January 1, 2024	7,118	4,754	(3,770)	(1,006)	379	1,951	9,426	129	9,554

Net result recognized in the income statement	-	(52)	-	-	-	-	(52)	(13)	(65)

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Remeasurements of defined benefit plans	-	-	-	(1)	-	-	(1)	-	(1)

Income tax relating to items that will not be reclassified	-	-	-	(1)	-	-	(1)	-	(1)

Insurance items that may be reclassified subsequently to profit or loss

Unrealized gains / (losses) on financial assets measured at FVOCI	-	-	(1,145)	-	-	-	(1,145)	-	(1,145)

Realized gains / (losses) on disposal of financial assets measured at FVOCI	-	-	47	-	-	-	47	-	47

Insurance finance income / (expenses)	-	-	1,706	-	-	-	1,706	-	1706

Reinsurance finance income / (expenses)	-	-	(462)	-	-	-	(462)	-	(462)

Changes in cash flow hedging reserve	-	-	(148)	-	-	-	(148)	-	(148)

Income tax relating to items that may be reclassified	-	-	3	-	-	-	3	-	3

Items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets measured at FVOCI	-	-	(104)	-	-	-	(104)	-	(104)

Realized gains / (losses) on disposal of financial assets measured at FVOCI	-	-	14	-	-	-	14	-	14

Changes in cash flow hedging reserve	-	-	1	-	-	-	1	-	1

Movements in foreign currency translation and net foreign investment hedging reserves	-	-	(118)	(28)	244	-	99	4	103

Equity movements of joint ventures	-	-	-	-	32	-	32	-	32

Equity movements of associates	-	-	-	-	79	-	79	-	79

Disposal of group assets	-	-	-	-	(4)	-	(4)	-	(4)

Income tax relating to items that may be reclassified	-	-	19	-	-	-	19	-	19

Other	-	3	-	-	-	-	3	-	3

Total other comprehensive income / (loss)	-	3	(188)	(30)	352	-	136	4	140

Total comprehensive income / (loss)	-	(50)	(188)	(30)	352	-	84	(9)	75

Issuance and purchase of treasury shares	-	(678)	-	-	-	-	(678)	-	(678)

Dividends paid on common shares	-	(262)	-	-	-	-	(262)	-	(262)

Coupons on perpetual securities	-	(39)	-	-	-	-	(39)	-	(39)

Incentive plans	-	(26)	-	-	-	(13)	(39)	-	(39)

Change in ownership non-controlling interest	-	-	-	-	-	-	-	2	2

On June 30, 2024	7,118	3,699	(3,958)	(1,036)	731	1,938	8,492	121	8,613

1	Issued capital and reserves attributable to owners of Aegon Ltd.

20 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Condensed consolidated interim financial statements of Aegon Ltd.

Condensed consolidated cash flow statement

Amounts in EUR millions	1H 2025	1H 2024

Result before tax	677	(136)

Results from financial transactions	(7,119)	(12,642)

Amortization and depreciation	(73)	(38)

Impairment losses	8	72

Results from (re)insurance contracts and investment contracts with DPF	6,617	9,921

Income from joint ventures	(118)	(115)

Income from associates	(60)	(36)

Release of cash flow hedging reserve	(73)	(60)

Other	184	157

Adjustments of non-cash items	(635)	(2,740)

Investment contracts without discretionary participating features	5,946	7,155

Accrued expenses and other liabilities	4,078	(601)

Accrued income and prepayments	(4,177)	(580)

Changes in accruals	5,846	5,974

Insurance contracts	(5,707)	(6,263)

Investment contracts with discretionary participating features	(1,194)	(1,182)

Reinsurance contracts held	795	947

Purchase of investments (other than money market investments)	(28,687)	(20,387)

Purchase of derivatives	75	(252)

Disposal of investments (other than money market investments)	29,837	22,442

Disposal of derivatives	(517)	202

Net change in cash collateral	444	(449)

Net purchase of money market investments	(1,170)	2,514

Cash flow movements on operating items not reflected in income	(6,125)	(2,429)

Tax (paid)/ received	66	(17)

Other	(6)	(5)

Net cash flows from operating activities	(176)	647

Purchase of individual intangible assets (other than future servicing rights)	(5)	(5)

Purchase of equipment and real estate for own use	(26)	(22)

Acquisition of subsidiaries, net of cash	(12)	(41)

Acquisition/capital contributions joint ventures and associates	(1)	(2)

Disposal of equipment	2	1

Disposal joint ventures and associates	56	11

Dividend received from joint ventures and associates	245	171

Net cash flows from investing activities	259	112

Purchase of treasury shares	(150)	(720)

Proceeds from TRUPS [1], Subordinated borrowings and borrowings	-	701

Repayment of TRUPS [1], subordinated loans and borrowings	(10)	(909)

Coupons on perpetual securities	(34)	(35)

Payment of lease liabilities	-	(19)

Change in ownership non-controlling interests	(17)	2

Net cash flows from financing activities	(211)	(979)

Net increase / (decrease) in cash and cash equivalents [2]	(129)	(221)

Net cash and cash equivalents at the beginning of the year	3,469	4,074

Effects of changes in exchange rate	(140)	44

Net cash and cash equivalents at the end of the period	3,200	3,898

Cash classified as Assets held for sale	-	4

Cash and cash equivalents in balance sheet	3,200	3,894

[1]	Trust pass-through securities.
[2]

Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 1,941 million (2024: EUR 1,966 million), dividends received EUR 1,649 million (2024: EUR 1,477 million) and interest paid EUR 159 million (2024: EUR 214 million). All included in operating activities except for dividend received from joint ventures and associates EUR 245 million (2024: EUR 171 million).

The cash flow statement is prepared according to the indirect method.

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 21

Notes to the condensed

consolidated interim financial

statements

1 General information

Aegon Ltd. is an exempted company with liability limited by shares organized under the laws of Bermuda and registered with the Bermuda Registrar of Companies under number 202302830 and recorded in the Commercial Register of The Hague registered under number 27076669 and with its registered address at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The Bermuda Monetary Authority is Aegon’s group supervisor.

Aegon Ltd. has its headquarters in the Netherlands at World Trade Center Schiphol, Schiphol Boulevard 223, 1118 BH Schiphol. As Aegon Ltd. currently qualifies as a non-resident company under Dutch law, certain Dutch law provisions remain applicable to it, including certain provisions of title 9 Book 2 of the Dutch Civil Code regarding the preparation and publication of its annual accounts.

Aegon Ltd. serves as the holding company for the Aegon Group and has listings of its common shares on Euronext Amsterdam and on the New York Stock Exchange (NYSE).

Aegon Ltd. (or “the Company”) and its subsidiaries (“Aegon” or “the Group”) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance and general insurance. Aegon operates fully owned businesses in the United States, the United Kingdom, asset management, Spain and TLB. Aegon also operates partnerships in Spain & Portugal, China, and Brazil, and a strategic partnership in the Netherlands. The Group employs around 15,500 people worldwide (2024: around 15,600).

2 Material accounting policies information and estimates

2.1 Basis of presentation

The condensed consolidated interim financial statements as at, and for the six-month period ended, June 30, 2025 (‘first half year 2025’ or ‘1H 2025’), have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as issued by International Accounting Standards Board (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2024 consolidated financial statements of Aegon Ltd. as included in the Annual Report on Form 20-F 2024 (Annual Report 2024), which is available on its website (www.aegon.com).

The condensed consolidated interim financial statements are presented in euros (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

2.2 New accounting policies

The accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2024 consolidated financial statements, except for the following IFRS standards and amendments that became effective for Aegon from January 1, 2025:

•	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (issued on August 15, 2023)

These amendments did not have a material impact on the financial statements of Aegon.

2.3 Judgements and critical accounting estimates

In preparing these consolidated financial statements, Aegon has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amount of assets, liabilities, income, and expenses. Actual outcomes may differ from these estimates.

22 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Notes to the condensed consolidated interim financial statements Note 3

Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are the fair value of certain investments and derivatives (please refer to note 10 Fair value), the measurement of (re)insurance contracts and investment contracts with discretionary participating features, furthermore non-financial assumptions (please refer to note 12 (Re)Insurance contracts and investment contracts with discretionary participating features), and the measurement of the expected credit loss (or “ECL”) allowance and economic variable assumptions (please refer to note 15 Financial risks).

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

2.4 Other

2.4.1 Taxes

Taxes on income for 1H 2025, are calculated using the tax rate that is estimated to be applicable to earnings for the full year.

2.4.2 Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses, and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate.

3 Segment information

Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Director, who is regarded as the chief operating decision maker. The segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies except for its 29.95% stake in a.s.r. The result of associate a.s.r. is included in Other income / (charges).

3.1 Segment results

The following table presents Aegon’s segment results.

Income statement - Operating result	Americas	United Kingdom	Interna- tional	Asset Manage- ment	Holding and other activities	Elimi- nations	Segment total	Joint ventures and associates elimi- nations	Consoli- dated
1H 2025
Operating result	627	104	99	104	(117)	28	845	12	857
Fair value items	40	(3)	(38)	(2)	31	126	154	(2)	153
Realized gains / (losses) on investments	(73)	-	19	-	-	-	(54)	(20)	(74)
Impairment (losses) / reversals	(1)	-	(2)	(2)	-	-	(5)	3	(2)
Non-operating items	(34)	(3)	(21)	(4)	31	126	95	(18)	77
Other income / (charges)	(326)	(34)	(1)	(13)	48	119	(207)	(50)	(257)
Result before tax	267	67	77	86	(38)	273	733	(56)	677
Income tax (expense) / benefit	(7)	(22)	(31)	(24)	16	(59)	(127)	56	(72)
Net result	260	45	46	63	(22)	214	606	-	606
Inter-segment operating result	(421)	(42)	57	64	128	214
Revenues
Insurance contracts revenue
- Insurance contracts: direct part.	521	134	1	-	-	-	656	-	656
- Insurance contracts: without direct part.	3,935	39	942	-	-	(20)	4,896	(821)	4,076
Investment contracts with discretionary participation features revenue
- Insurance contracts: direct part.	-	37	-	-	-	-	37	-	37
Insurance revenue	4,456	211	943	-	-	(20)	5,590	(821)	4,769
Interest revenue on financial instruments calculated using the effective interest method	1,608	33	31	1	25	(4)	1,693	(2)	1,691
Interest revenue on financial instruments measured at FVPL	143	231	1	10	-	-	385	-	385
Other investment income	9	1,420	65	15	496	(496)	1,508	(79)	1,430
Fee and commission income	859	149	13	322	-	(75)	1,267	(89)	1,179
Other revenues	-	-	18	1	-	-	19	(19)	-
Total revenues	7,076	2,043	1,070	348	521	(595)	10,463	(1,009)	9,453
Inter-segment revenues	21	-	-	76	498

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 23

Income statement - Operating result	Americas	United Kingdom	Interna- tional	Asset Manage- ment	Holding and other activities	Elimi- nations	Segment total	Joint ventures and associates elimi- nations	Consoli- dated
1H 2024
Operating result [1]	509	94	90	107	(92)	1	709	(28)	681
Fair value items [1]	(220)	(52)	18	(1)	(11)	(5)	(272)	1	(271)
Realized gains / (losses) on investments	(48)	-	3	-	-	-	(45)	(5)	(50)
Impairment (losses) / reversals	(64)	-	(8)	-	-	-	(72)	4	(68)
Non-operating items	(332)	(52)	13	(1)	(11)	(5)	(389)	-	(389)
Other income / (charges)	(361)	(28)	3	(17)	26	(26)	(403)	(24)	(427)
Result before tax	(184)	14	106	89	(77)	(30)	(83)	(53)	(136)
Income tax (expense) / benefit	71	(10)	(36)	(27)	20	-	18	53	70
Net result	(113)	3	71	62	(57)	(30)	(65)	-	(65)
Inter-segment operating result	(282)	(42)	156	65	134	(30)
Revenues
Insurance contracts revenue
- Insurance contracts: direct part.	556	140	42	-	-	-	738	-	737
- Insurance contracts: without direct part.	4,005	164	1,151	-	-	(23)	5,298	(1,033)	4,265
Investment contracts with discretionary participation features revenue
- Insurance contracts: direct part.	-	41	-	-	-	-	41	-	41
Insurance revenue	4,561	345	1,193	-	-	(23)	6,076	(1,034)	5,043
Interest revenue on financial instruments calculated using the effective interest method	1,556	40	35	1	44	(6)	1,671	(2)	1,669
Interest revenue on financial instruments measured at FVPL	185	220	1	-	-	-	406	-	406
Other investment income	8	1,316	50	5	200	(200)	1,380	(55)	1,325
Fee and commission income	895	133	12	316	-	(77)	1,281	(84)	1,197
Other revenues	-	-	15	-	-	-	15	(15)	-
Total revenues	7,205	2,054	1,307	323	244	(305)	10,828	(1,189)	9,639
Inter-segment revenues	23	-	-	77	204

[1]	1H 2024 has been restated to move interest accretion on onerous Variable Annuity contracts from Fair value items to Operating result.

Operating result reconciliation

The reconciliation from result before tax to operating result is presented in the table below.

	Note	1H 2025	1H 2024

Result before tax		677	(136)

Elimination of share in earnings of joint ventures and associates		(12)	28

Insurance revenue	4	(6)	(10)

Insurance service expenses	4	274	435

Net income / (expenses) on reinsurance held	4	(14)	(111)

Net fair value change of investments at fair value through profit or loss, other than derivatives	5	(430)	47

Net fair value change of derivatives	5	(5)	2

Realized gains and losses on financial investments	5	37	91

Net fair value change on investments in real estate	5	(12)	(1)

Impairment (losses) reversals	5	2	68

Insurance finance income / (expenses)	5	241	267

Net reinsurance finance income / (expenses) on reinsurance held	5	14	(21)

Investment contract income / (expenses)	5	(5)	(8)

Fee and commission income	6	(6)	(19)

Commissions and expenses	7	95	153

Other income		(1)	(84)

Other charges		(3)	8

Operating result		845	709

Tax effect[1]		(182)	(133)

Operating result after tax		663	576

[1]	Tax effect was calculated using the respective operating segment’s statutory rate and presented on consolidated basis.

24 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Notes to the condensed consolidated interim financial statements Note 3

•	Insurance service expenses are mainly driven by two items:
°	Assumption changes on onerous contracts amounting to a loss of EUR 182 million (2024: loss of EUR 522 million), which is included in Other income / (charges).
°	Change in value of VFA products that result in (a reversal of) onerous contracts, amounting to a loss of EUR 40 million (2024: gain of 68 million), which is included in Fair value items.
•	Net income / (expenses) on reinsurance held mainly consist of assumption changes that relate to (a reversal of) underlying onerous contracts, amounting to a gain of EUR 14 million (2024: gain of EUR 111 million), which is included in Other income / (charges).
•	Net fair value change of financial investments at fair value through profit or loss, other than derivatives reflects the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in the operating result.
•	Insurance finance income / (expenses) mainly relate to changes in discount rates and other financial assumption updates, amounting to a loss of EUR 241 million (2024: loss of EUR 267 million), which is included in Fair value items.
•	Net reinsurance finance income / (expenses) on reinsurance held relate to changes in discount rates, amounting to a loss of EUR 14 million (2024: gain of EUR 21 million), which is included in Fair value items.
•	Commissions and expenses, which are included in Other income / (charges), relate to items that cannot be directly allocated to a specific line of business and restructuring charges.

3.2 Investments

Amounts included in the table below are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

	Americas	United Kingdom	International	Asset Management	Holding and other activities	Elimi- nations	Total

June 30, 2025

Shares	226	14,753	59	9	-	-	15,046

Debt securities	48,487	6,809	1,193	89	-	-	56,577

Unconsolidated investment funds	90,132	91,014	192	-	-	-	181,337

Loans	9,411	1,725	2	-	11	-	11,150

Other financial assets	9,036	2,585	44	68	-	-	11,733

Investments in real estate	47	451	19	-	-	-	516

Total investments on balance sheet	157,339	117,336	1,508	166	11	-	276,360

Off-balance sheet investments third parties	209,909	147,707	4,579	218,488	-	-	580,682

Total revenue-generating investments	367,248	265,043	6,087	218,653	11	-	857,042

Investments

Financial assets measured at FVOCI

Backing insurance contracts without direct participation	41,472	-	1,225	-	-	-	42,697

Non-insurance related assets	7,736	-	1	49	-	-	7,786

Financial assets measured at FVPL

Backing direct participation insurance contracts	64,360	41,720	216	-	-	-	106,296

Backing insurance contracts without direct participation	7,630	1,025	47	-	-	-	8,701

Backing direct participation investment contracts	-	21,225	-	-	-	-	21,225

Non-insurance related assets	26,760	52,915	-	81	-	-	79,757

Financial assets measured at amortized cost	9,334	-	1	36	11	-	9,382

Investments in real estate	47	451	19	-	-	-	516

Total investments on balance sheet	157,339	117,336	1,508	166	11	-	276,360

Investments in joint ventures	-	-	1,018	440	-	-	1,458

Investments in associates	-	-	-	284	2,714	-	2,997

Other assets	21,656	5,275	4,644	634	10,295	(12,682)	29,820

Consolidated total assets	178,994	122,611	7,170	1,524	13,019	(12,682)	310,635

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 25

	Americas	United Kingdom	International	Asset Management	Holding and other activities	Elimi- nations	Total

December 31, 2024

Shares	256	15,196	54	9	-	-	15,515

Debt securities	52,572	6,952	1,279	88	-	-	60,890

Unconsolidated investment funds	101,401	91,172	202	-	-	-	192,775

Loans	10,679	2,051	2	-	11	-	12,743

Other financial assets	8,778	2,389	45	66	-	-	11,278

Investments in real estate	40	457	17	-	-	-	514

Total investments on balance sheet	173,726	118,218	1,599	162	11	-	293,716

Off-balance sheet investments third parties	228,398	149,282	4,507	221,192	-	-	603,380

Total revenue-generating investments	402,124	267,500	6,106	221,354	11	-	897,096

Investments

Financial assets measured at FVOCI

Backing insurance contracts without direct participation	45,424	-	1,332	-	-	-	46,757

Non-insurance related assets	7,906	-	7	46	-	-	7,959

Financial assets measured at FVPL

Backing direct participation insurance contracts	73,233	43,712	222	-	-	-	117,167

Backing insurance contracts without direct participation	7,457	1,140	19	-	-	-	8,616

Backing direct participation investment contracts	-	23,687	-	-	-	-	23,687

Non-insurance related assets	29,068	49,222	-	80	-	-	78,371

Financial assets measured at amortized cost	10,597	-	1	36	11	-	10,645

Investments in real estate	40	457	17	-	-	-	514

Total investments on balance sheet	173,726	118,218	1,599	162	11	-	293,716

Investments in joint ventures	-	-	1,020	483	-	-	1,503

Investments in associates	-	-	-	289	2,833	-	3,122

Other assets	24,234	1,836	5,459	600	10,167	(13,247)	29,049

Consolidated total assets	197,960	120,054	8,078	1,534	13,011	(13,247)	327,390

3.3 Insurance, reinsurance and investment contracts with discretionary participation feature

Summarized assets and liabilities per segment	Americas	United Kingdom	International	Eliminations	Total

June 30, 2025

Insurance contracts

Direct participating contracts	65,737	42,310	220	-	108,268

Without direct participation contracts	61,380	549	5,132	(4,520)	62,541

Contracts measured under the PAA	-	-	51	-	51

Investment contracts with DPF

Direct participating contracts	-	21,008	-	-	21,008

Without direct participation contracts	-	-	3	-	3

Insurance contracts and investment contracts with DPF	127,117	63,867	5,407	(4,520)	191,871

Reinsurance contracts held	14,066	(1)	4,207	(4,329)	13,943

Summarized assets and liabilities per segment	Americas	United Kingdom	International	Eliminations	Total

December 31, 2024

Insurance contracts

Direct participating contracts	74,446	43,744	219	-	118,409

Without direct participation contracts	68,428	595	5,980	(5,219)	69,784

Contracts measured under the PAA	-	-	41	-	41

Investment contracts with DPF

Direct participating contracts	-	22,332	-	-	22,332

Insurance contracts and investment contracts with DPF	142,874	66,671	6,239	(5,219)	210,565

Reinsurance contracts held	15,878	(2)	4,975	(5,133)	15,719

26 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Notes to the condensed consolidated interim financial statements Note 4

4 Insurance service result

		1H 2025		1H 2024

	Insurance contracts	Investment contracts with DPF	Insurance contracts	Investment contracts with DPF

Insurance revenue

Expected insurance claims and expenses	3,770	13	3,999	17

Earnings released from contractual service margin	469	16	485	17

Release of risk adjustment for non-financial risk	139	7	154	7

Recovery of insurance acquisition costs	274	-	322	-

Other	25	-	(9)	-

Contracts measured under Non-PAA [1]	4,676	37	4,951	41

Contracts measured under PAA	56	-	51	-

Total insurance revenue	4,732	37	5,002	41

Insurance service expenses

Incurred claims and expenses	(4,144)	(15)	(4,222)	(21)

Changes in fulfillment cash flows relating to incurred claims	(1)	-	(14)	-

Onerous contract losses (and reversals)	(624)	-	(817)	-

Amortization of insurance acquisition costs	(274)	-	(322)	-

Contracts measured under Non-PAA	(5,042)	(15)	(5,375)	(21)

Contracts measured under PAA	(61)	-	(59)	-

Total insurance service expenses	(5,104)	(15)	(5,434)	(21)

Net income on reinsurance held

Assumption changes that adjust underlying onerous contracts	14	-	111	-

Experience adjustments that adjust underlying onerous contracts	259	-	245	-

Release of the contractual service margin for services received	(3)	-	(15)	-

Release of risk adjustment for non-financial risk	(38)	-	(44)	-

Experience adjustments on current service	355	-	109	-

Changes in fulfillment cash flows relating to incurred claims	-	-	3	-

Gain on retrospective reinsurance for incurred claims	1	-	-	-

Contracts measured under Non-PAA	588	-	408	-

Contracts measured under PAA	-	-	-	-

Total net income on reinsurance held	588	-	408	-

Insurance service result	216	22	(24)	20

[1]	This includes contracts measured under the General model and Variable fee approach.

The following table shows the revenue recognized on insurance and investments contracts with discretionary participating features by transition method. Other contracts comprise contracts transitioned under the full retrospective approach and contracts issued after the transition to IFRS 17.

Revenue recognized on contracts in-force on the transition date to IFRS 17	1H 2025	1H 2024

Insurance contracts

Transitioned under the modified retrospective approach	234	266

Transitioned under the fair value approach	3,854	4,080

Other contracts	643	656

Total revenue recognized on insurance contracts	4,732	5,002

Investment contracts with DPF

Transitioned under the fair value approach	37	41

Total revenue recognized on investment contracts with DPF	37	41

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 27

5 Total net investment result

	1H 2025	1H 2024

Insurance net investment result	386	(138)

Other net investment result	178	131

Financing net investment result	(91)	(95)

Total net investment result	474	(102)

5.1 Insurance net investment result

	Insurance contracts		Investment contracts with DPF	1H 2025

	Direct part.	Without direct part.	Direct part.	Total

Insurance investment return

Interest revenue on financial instruments calculated using the effective interest method	-	1,378	-	1,378

Interest revenue on financial instruments measured at FVPL	102	121	61	284

Other investment income	538	7	281	827

Results from financial transactions	4,363	114	349	4,826

Impairment (losses) / reversals	-	(1)	-	(1)

Interest expenses	-	(73)	-	(73)

P&L impacts	5,004	1,546	691	7,240

Gains / (losses) on investments in equity instruments designated at FVOCI	-	(1)	-	(1)

Gains / (losses) on financial assets measured at FVOCI	-	745	-	745

Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI	-	76	-	76

OCI impacts	-	821	-	821

Total insurance investment return	5,004	2,367	691	8,061

Insurance finance income / (expenses) – General model

Interest accreted to insurance contracts	-	(1,547)	-	(1,547)

Changes in interest rates and other financial assumptions	-	(830)	-	(830)

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	-	151	-	151

Insurance finance income / (expenses) – Variable fee approach

Change in fair value of underlying assets of products with DPF	(4,954)	-	(690)	(5,645)

Change in fulfilment value not recognized in CSM due to risk mitigation option	317	-	-	317

Total insurance finance income / (expenses)	(4,637)	(2,226)	(690)	(7,553)

Represented by:

Amounts recognized in profit or loss	(4,641)	(1,789)	(690)	(7,120)

Amounts recognized in OCI	4	(437)	-	(433)

Reinsurance finance income / (expenses) on reinsurance held

Interest accreted to reinsurance contracts	-	280	-	280

Changes in interest rates and other financial assumptions	-	101	-	101

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	-	(54)	-	(54)

Changes in risk of non-performance of reinsurers	-	1	-	1

Reinsurance finance income / (expenses) on reinsurance held	-	328	-	328

Represented by:

Amounts recognized in profit or loss	-	266	-	266

Amounts recognized in OCI	-	62	-	62

Insurance net investment result	366	469	1	836

Represented by:

Amounts recognized in profit or loss	362	23	1	386

Amounts recognized in OCI	4	446	-	450

28 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Notes to the condensed consolidated interim financial statements Note 5

	Insurance contracts		Investment contracts with DPF	1H 2024

	Direct part.	Without direct part.	Direct part.	Total

Insurance investment return

Interest revenue on financial instruments calculated using the effective interest method	-	1,356	-	1,356

Interest revenue on financial instruments measured at FVPL	92	167	63	321

Other investment income	460	6	306	772

Results from financial transactions	6,458	(247)	1,277	7,489

Impairment (losses) / reversals	-	(58)	-	(58)

Interest expenses	-	(101)	-	(101)

P&L impacts	7,010	1,123	1,646	9,779

Gains / (losses) on financial assets measured at FVOCI	-	(1,145)	-	(1,145)

Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI	-	47	-	47

OCI impacts	-	(1,098)	-	(1,098)

Total insurance investment return	7,010	25	1,646	8,682

Insurance finance income / (expenses) – General model

Interest accreted to insurance contracts	-	(1,538)	-	(1,538)

Changes in interest rates and other financial assumptions	-	1,725	-	1,725

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	-	(286)	-	(286)

Insurance finance income / (expenses) – Variable fee approach

Change in fair value of underlying assets of products with DPF	(8,070)	-	(1,661)	(9,731)

Change in fulfilment value not recognized in CSM due to risk mitigation option	1,293	-	-	1,293

Insurance finance income / (expenses) – Premium allocation approach

Insurance finance expenses from PAA contracts	-	-	-	-

Total insurance finance income / (expenses)	(6,776)	(99)	(1,661)	(8,537)

Represented by:

Amounts recognized in profit or loss	(6,777)	(1,804)	(1,661)	(10,243)

Amounts recognized in OCI	1	1,705	-	1,706

Reinsurance finance income / (expenses) on reinsurance held

Interest accreted to reinsurance contracts	-	312	-	312

Changes in interest rates and other financial assumptions	-	(509)	-	(509)

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	-	65	-	65

Changes in risk of non-performance of reinsurers	-	(4)	-	(4)

Reinsurance finance income / (expenses) on reinsurance held	-	(137)	-	(137)

Represented by:

Amounts recognized in profit or loss	-	325	-	325

Amounts recognized in OCI	-	(462)	-	(462)

Insurance net investment result	234	(210)	(16)	8

Represented by:

Amounts recognized in profit or loss	233	(356)	(16)	(138)

Amounts recognized in OCI	1	146	-	147

5.2 Results from financial transactions

	1H 2025		1H 2024

	Insurance related	Non-insurance related	Insurance related	Non-insurance related

Fair value gains and losses derivatives	110	15	(1,054)	(24)

Fair value changes of financial assets at FVPL	4,742	2,331	8,613	4,347

Other	(26)	7	(71)	(25)

Results from financial transactions	4,826	2,352	7,489	4,297

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 29

6 Fees and commission income

	1H 2025	1H 2024

Fee from asset management and insurance distribution	1,034	1,054

Sales commission	30	25

Other fee and commission income	115	117

Fee and commission income	1,179	1,197

7 Other operating expenses

Other operating expenses reflect the expenses related to the non-insurance business. The table below also includes the insurance related expenses which are presented as insurance service expenses in the income statement.

	1H 2025		1H 2024

	Insurance	Non-Insurance	Insurance	Non-Insurance

Policyholder claims and benefits	3,477	-	3,530	-

Onerous contract losses (and reversals)	625	-	818	-

Commissions	742	457	711	476

Handling and clearing fees	-	14	-	15

Right of use assets – interest expense	-	3	-	3

Employee expenses	249	638	306	581

Administration expenses	288	287	245	376

Deferred transaction expenses	-	(20)	-	(16)

Amortization of deferred expenses	-	11	-	11

Amortization of other intangibles	-	9	-	9

Total	5,381	1,399	5,611	1,456

Amounts attributed to insurance acquisition cash flows	(547)	-	(488)	-

Amortization of insurance acquisition cash flows	274	-	322	-

Amortization of insurance acquisition cash flows PAA	11	-	10	-

Total other operating expenses	5,119	1,399	5,455	1,456

8 Income tax

The income tax for 1H 2025 includes recurring beneficial impacts such as the dividend received deduction and tax credits in the United States from investments that provide affordable housing to individuals and families that meet median household income requirement. The income tax also includes the tax benefit from the Dutch litigation settlement where the Dutch Supreme Court ruled in favor of Aegon in a Irish liquidation loss case.

Regarding the tax impacts of the One Big Beautiful Bill Act, see note 20 Post reporting date events.

9 Investments

	June 30, 2025

Investments	Insurance		Non-Insurance		Total

	Insurance contracts		Investment contracts

	Direct part.	Without direct part.	Direct part.

Financial assets measured at FVOCI – with recycling	-	42,688	-	7,785	50,473

Financial assets measured at FVOCI – no recycling	-	9	-	1	10

Financial assets measured at amortized cost	-	7,217	-	2,165	9,382

Financial assets measured at FVPL – designated	106,296	1,705	21,225	78,697	207,923

Financial assets measured at FVPL – mandatory	-	6,996	-	1,059	8,055

Total financial assets, excluding derivatives	106,296	58,615	21,225	89,707	275,843

Investments in real estate	228	66	139	83	516

Total investments	106,524	58,681	21,364	89,791	276,360

30 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Notes to the condensed consolidated interim financial statements Note 9

	December 31, 2024

Investments	Insurance		Non-Insurance		Total

	Insurance contracts		Investment contracts

	Direct part.	Without direct part.	Direct part.

Financial assets measured at FVOCI – with recycling	-	46,719	-	7,958	54,677

Financial assets measured at FVOCI – no recycling	-	38	-	1	39

Financial assets measured at amortized cost	-	8,220	-	2,425	10,645

Financial assets measured at FVPL – designated	117,167	1,926	23,687	77,400	220,180

Financial assets measured at FVPL – mandatory	-	6,690	-	970	7,661

Total financial assets, excluding derivatives	117,167	63,593	23,687	88,754	293,202

Investments in real estate	237	57	150	70	514

Total investments	117,405	63,651	23,837	88,823	293,716

Financial assets, excluding derivatives

	June 30, 2025	December 31, 2024

Financial assets - Aegon risk	70,053	75,377

Financial assets - Policyholder risk	205,791	217,824

Total	275,843	293,202

Investments - Aegon risk	June 30, 2025
	FVOCI (recycling)	FVOCI (no recycling)	Amortized cost	FVPL (designated)	FVPL (mandatory)	Total	Fair value

Shares	-	10	-	-	278	287	287

Debt securities	47,985	-	36	1,225	1,142	50,387	50,387

Money market and other short-term investments	2,460	-	-	149	2,512	5,121	5,121

Deposits with financial institutions	-	-	11	-	-	11	11

Loans	-	-	9,335	77	-	9,412	8,587

Other	28	-	-	682	4,124	4,834	4,834

Total	50,473	10	9,382	2,133	8,055	70,053	69,228

	December 31, 2024

Investments - Aegon risk	FVOCI (recycling)	FVOCI (no recycling)	Amortized cost	FVPL (designated)	FVPL (mandatory)	Total	Fair value

Shares	-	39	-	-	279	317	317

Debt securities	52,211	-	36	1,400	985	54,632	54,632

Money market and other short-term investments	2,435	-	-	157	1,939	4,531	4,531

Deposits with financial institutions	-	-	11	-	-	11	11

Loans	-	-	10,598	82	-	10,680	9,462

Other	31	-	-	718	4,458	5,207	5,207

Total	54,677	39	10,645	2,356	7,661	75,377	74,159

Investments - Policyholder risk	June 30, 2025	December 31, 2024

Shares	14,759	15,198

Debt securities	6,190	6,259

Money market and other short-term investments	1,778	1,541

Unconsolidated investment funds	181,337	192,775

Deposits with financial institutions	1,727	2,052

Total	205,791	217,824

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 31

10 Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy.

	June 30, 2025

Fair value hierarchy	Level I	Level II	Level III	Total

Assets measured at FVOCI

Shares	5	-	5	10

Debt securities	4,540	42,748	698	47,985

Money market and other short-term investments	2,318	142	-	2,460

Other investments at fair value	-	28	-	28

Total assets measured at FVOCI	6,863	42,918	702	50,483

Financial assets measured at fair value through profit or loss

Shares	171	27	80	278

Debt securities	289	1,986	91	2,366

Money market and other short-term investments	2,535	127	-	2,661

Loans	-	-	77	77

Other investments at fair value	1	682	4,123	4,806

Derivatives	39	724	10	774

Investments - Policyholder risk	87,296	118,238	256	205,791

Total financial assets measured at fair value through profit or loss	90,331	121,784	4,637	216,752

Total financial assets measured at fair value	97,194	164,702	5,340	267,235

Financial liabilities carried at fair value

Investment contracts without DPF - Policyholder risk	-	78,580	-	78,580

Derivatives	27	2,017	-	2,044

Total financial liabilities measured at fair value	27	80,597	-	80,624

	December 31, 2024

Fair value hierarchy	Level I	Level II	Level III	Total

Assets measured at FVOCI

Shares	34	-	4	39

Debt securities	5,170	46,242	799	52,211

Money market and other short-term investments	2,388	47	-	2,435

Other investments at fair value	-	31	-	31

Total assets measured at FVOCI	7,592	46,320	803	54,715

Financial assets measured at fair value through profit or loss

Shares	163	30	86	279

Debt securities	308	1,970	107	2,385

Money market and other short-term investments	1,961	135	-	2,096

Loans	-	-	82	82

Other investments at fair value	1	718	4,457	5,176

Derivatives	30	732	9	771

Investments - Policyholder risk	97,682	119,829	312	217,824

Total financial assets measured at fair value through profit or loss	100,146	123,414	5,053	228,613

Total financial assets measured at fair value	107,738	169,734	5,856	283,328

Financial liabilities carried at fair value

Investment contracts without DPF - Policyholder risk	-	79,078	-	79,078

Derivatives	53	2,382	-	2,435

Total financial liabilities measured at fair value	53	81,460	-	81,513

There have been no changes in fair value valuation methods compared to Annual Report 2024.

Significant transfers between Level I, Level II, and Level III

There have been no significant transfers between Level I, II and III for financial assets and financial liabilities recorded at fair value on a recurring basis during 1H 2025.

32 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Notes to the condensed consolidated interim financial statements Note 10

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level III), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Financial assets carried at fair value	On January 1, 2025	Total gains / losses in income state- ment [1]	Total gains / losses in OCI [2]	Purch- ases	Sales	Settle- ments	Net ex- change diffe- rence	Reclas- sifica- tion	Trans- fers from levels I and II	Trans- fers to levels I and II	On June 30, 2025	Total [3]

FVOCI
Shares	4	-	-	-	-	-	-	-	-	-	5	-
Debt securities	799	(1)	2	758	(717)	(32)	(93)	-	-	(19)	698	-
Money markets and other short-term investments	-	-	-	-	-	-	-	-	-	-	-	-

	803	(1)	3	758	(717)	(32)	(93)	-	-	(19)	702	-

FVPL
Shares	86	8	-	8	(11)	-	(11)	-	-	-	80	8
Debt securities	107	(1)	-	90	(90)	(3)	(13)	-	-	-	91	(1)
Loans	82	3	-	6	(3)	-	(10)	-	-	-	77	2
Other investments at fair value	4,457	91	-	299	(172)	-	(551)	-	-	-	4,123	123
Derivatives	9	2	-	-	-	-	-	-	-	-	10	2
Investments - Policyholder risk	312	(29)	-	27	(31)	-	(22)	-	-	-	256	(3)

	5,053	72	-	430	(308)	(3)	(607)	-	-	-	4,637	130

Total financial assets measured at fair value	5,856	71	3	1,188	(1,025)	(35)	(700)	-	-	(19)	5,340	130
Financial liabilities carried at fair value
Derivatives	-	-	-	-	-	-	-	-	-	-	-	-

	-	-	-	-	-	-	-	-	-	-	-	-

Financial assets carried at fair value	On January 1, 2024	Total gains / losses in income state- ment [1]	Total gains / losses in OCI [2]	Purch- ases	Sales	Settle- ments	Net ex- change diffe- rence	Reclas- sifica- tion	Trans- fers from levels I and II	Trans- fers to levels I and II	On December 31, 2024	Total [3]

FVOCI
Shares	4	-	-	-	-	-	-	-	-	-	4	-
Debt securities	516	9	(27)	218	(126)	(41)	44	-	301	(96)	799	-
Money markets and other short-term investments	9	-	(9)	-	-	-	-	-	-	-	-	-

	530	9	(36)	218	(126)	(41)	44	-	301	(96)	803	-

FVPL
Shares	94	(3)	-	16	(27)	-	6	-	-	-	86	(5)
Debt securities	86	(19)	-	18	(14)	(5)	6	-	53	(18)	107	(18)
Loans	-	-	-	12	(1)	-	4	68	-	-	82	-
Other investments at fair value	4,237	(175)	-	505	(323)	-	280	(68)	-	-	4,457	(206)
Derivatives	8	1	-	-	(1)	-	-	-	-	-	9	1
Investments - Policyholder risk	342	3	-	62	(112)	-	18	-	-	-	312	1

	4,767	(193)	-	612	(477)	(5)	314	-	53	(18)	5,053	(227)

Total financial assets measured at fair value	5,296	(184)	(36)	830	(603)	(45)	358	-	354	(114)	5,856	(227)

Financial liabilities carried at fair value

Derivatives	6	(6)	-	-	-	-	-	-	-	-	-	-

	6	(6)	-	-	-	-	-	-	-	-	-	-

[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
[2]

Total gains and losses are recorded in line items Unrealized gains / (losses) on financial assets measured at FVOCI and Realized gains / (losses) on disposal of financial assets measured at FVOCI of the statement of comprehensive income.

[3]	Total unrealized gains / (losses) for the period recorded in the P&L during which the financial instrument was in Level III.

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 33

Fair value information about assets and liabilities not measured at fair value

The following table presents the carrying values and estimated fair values of assets and liabilities, excluding assets and liabilities that are carried at fair value on a recurring basis.

	Carrying amount June 30, 2025	Total estimated fair value June 30, 2025

Assets

Debt securities - held at amortized cost	36	36

Loans - held at amortized cost	9,335	8,510

Deposits with financial institutions - held at amortized cost	11	11

Liabilities

Subordinated borrowings - held at amortized cost	1,456	1,305

Trust pass-through securities - held at amortized cost	99	118

Borrowings – held at amortized cost	2,713	2,784

Investment contracts - held at amortized cost	12,204	9,142

	Carrying amount December 31, 2024	Total estimated fair value December 31, 2024

Assets

Debt securities - held at amortized cost	36	36

Loans - held at amortized cost	10,598	9,380

Deposits with financial institutions - held at amortized cost	11	11

Liabilities

Subordinated borrowings - held at amortized cost	1,653	1,490

Trust pass-through securities - held at amortized cost	113	133

Borrowings – held at amortized cost	3,013	3,076

Investment contracts - held at amortized cost	12,592	9,432

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

11 Shareholders’ equity and other equity instruments

11.1 Share capital

	June 30, 2025	December 31, 2024

Share capital – par value	241	241

Share premium	6,853	6,853

Total share capital	7,094	7,094

Share capital - par value

Balance on January 1	241	265

Shares withdrawn	-	(24)
Closing balance	241	241

No shares were withdrawn or cancelled in 1H 2025. During 2024, common shares were withdrawn in two transactions, following the repurchase by the Company in connection with the share buyback program. In July 2024, 126,960,718 common shares at an average price of EUR 5.0635 per share; while in December 2024, 34,968,762 common shares at an average price of EUR 5.5143 per share and 36,371,440 common shares B were cancelled.

34 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Notes to the condensed consolidated interim financial statements Note 11

11.2 Treasury shares

On the reporting date, Aegon Ltd. held 87,271,672 (2024: 68,934,478) of its own treasury common shares and 7,945,440 (2024: 7,945,440) own treasury common shares B with a par value of EUR 0.12 each.

2025

On June 30, 2025, Aegon completed its share buyback program, as announced on November 15, 2024, returning EUR 150 million to shareholders. Between January 13, 2025, and June 30, 2025, a total of 25,200,170 common shares were repurchased at an average price of EUR 5.9641 per share. The EUR 150 million share buyback program included an amount of about EUR 40 million to meet Aegon’s obligations resulting from the share-based compensation plans for senior management. Vereniging Aegon participated in this buyback for an amount of EUR 20 million.

During 2025, in total 6,862,976 common shares were sold at an average price of EUR 5.8087 per share, in connection with Aegon’s obligations resulting from the share-based compensation plans for senior management (2024: 6,649,353 common shares at an average price of EUR 4.7678 per share). No shares were withdrawn.

2024

On December 16, 2024, Aegon completed its share buyback program, as announced on May 16, 2024, returning EUR 200 million to shareholders. Between July 8, 2024, and December 13, 2024, a total of 34,968,762 common shares were repurchased at an average price of EUR 5.7049 per share.

On July 6, 2023, Aegon announced the beginning of a EUR 1.5 billion share buyback program. This followed the completion of the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. on July 4, 2023. On April 9, 2024, Aegon announced that this share buyback was increased by EUR 35 million in relation to the share-based compensation plans for senior management. The share buyback program was completed during 2024 (EUR 1.535 billion in total of which EUR 815 million in 2023 and EUR 720 million in 2024). Between July 6, 2023, and June 28, 2024, a total of 301,105,806 common shares were repurchased at an average price of EUR 5.0966 per share.

11.3 Earnings per share

	1H 2025	1H 2024

Earnings per share (EUR per share)

Basic earnings per common share	0.36	(0.05)

Basic earnings per common share B	0.01	-

Diluted earnings per common share	0.36	(0.05)

Diluted earnings per common share B	0.01	-

Earnings per share calculation

Net result attributable to owners of Aegon Ltd.	584	(52)

Coupons on other equity instruments	(19)	(39)

Earnings attributable to common shares and common shares B	565	(91)

Earnings attributable to common shareholders	562	(91)

Earnings attributable to common shareholders B	3	(1)

Weighted average number of common shares outstanding (in millions)	1,573	1,663

Weighted average number of common shares B outstanding (in millions)	345	382

Dividends

Aegon declared interim and final dividends on common share and common share B for the year 2024 and 1H 2025. The dividend per share on common share are presented in the following table. The interim and final dividends on common share B, based on its financial rights, are 1/40th of a common share. Aegon distributes dividends in cash.

	EUR per common share
Year	Interim	Final	Total
2025	0.19 [1]	-	0.19

2024	0.16	0.19 [2]	0.35

[1]	Proposed.
[2]	Approved by AGM on June 12, 2025

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 35

11.4 Revaluation reserves

	Investments measured at fair value through OCI	Real estate held for own use	Cash flow hedging reserve	Insurance contracts	Reinsurance contracts held	Total

On January 1, 2025	(4,426)	9	724	2,795	(2,808)	(3,706)

Gross revaluation	911	-	(98)	(433)	62	442

Net (gains) / losses transferred to income statement	104	-	(73)	-	-	30

Foreign currency translation differences	474	(1)	(77)	(306)	335	425

Tax effect	(216)	-	37	113	(34)	(100)

On June 30, 2025	(3,153)	8	512	2,169	(2,445)	(2,909)
On January 1, 2024	(3,300)	9	842	939	(2,261)	(3,770)

Gross revaluation	(1,187)	(1)	(88)	2,250	(556)	418

Net (gains) / losses transferred to income statement	82	-	(124)	-	-	(42)

Foreign currency translation differences	(259)	1	49	136	(168)	(242)

Tax effect	237	-	45	(530)	177	(71)

On December 31, 2024	(4,426)	9	724	2,795	(2,808)	(3,706)

The revaluation accounts for both investments measured at FVOCI and for real estate held for own use include unrealized gains and losses on these investments, net of tax. Upon sale, the amounts realized are recognized in the income statement (for FVOCI investments with recycling) or transferred to retained earnings (for real estate held for own use). The revaluation reserve also includes the loss allowance recognized for financial assets measured at FVOCI. In 1H 2025, the revaluation is mainly driven by decrease in interest rates.

The revaluation reserves are impacted by foreign currency translation differences. In 1H 2025, the movements were mainly driven by the weakening of the USD exchange rate against the EURO.

The closing balances of the revaluation reserve for investments measured at FVOCI relate to the following instruments:

	June 30, 2025	December 31, 2024

Shares	3	3

Debt securities	(3,152)	(4,425)

Money market and other short-term investments	(4)	(5)

Revaluation reserve for investments measured at FVOCI	(3,153)	(4,426)

11.5 Other equity instruments

Aegon has reset the annual interest rate on its EUR 114 million perpetual cumulative subordinated bond, which was originally issued in 1995, from 1.506% to 3.568%. Interest on the bonds will accrue at the new rate from and including June 8, 2025.

12 (Re)Insurance contracts and investment contracts with discretionary participating features

12.1 Contracts by measurement model

Below table presents the assets and liabilities balances of insurance contracts and reinsurance contracts held, by measurement model. This includes contracts measured under Premium allocation approach (PAA) and contracts measured under the General model and Variable fee approach (i.e. Non-PAA).

	June 30, 2025			December 31, 2024

By measurement model	Non-PAA	PAA	Total	Non-PAA	PAA	Total

Insurance contracts assets	32	-	32	125	-	125

Insurance contracts liabilities	170,841	51	170,892	188,318	41	188,359

Insurance contracts net balance	170,809	51	170,860	188,193	41	188,233

Reinsurance contracts assets	14,137	9	14,145	16,015	7	16,021

Reinsurance contracts liabilities	203	-	203	303	-	303

Reinsurance contracts net balance	13,934	9	13,943	15,712	7	15,719

All groups of investment contracts with discretionary participating features (DPF) were measured under Non-PAA and were in a liability position at the reporting date and comparative period.

36 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Notes to the condensed consolidated interim financial statements Note 12

12.2 Movements in carrying amounts on (re)insurance contracts and investment contracts with DPF

The following tables presents the reconciliation of the net carrying amounts of insurance contracts, reinsurance contracts held and investment contracts with DPF.

12.2.1 Movement schedules by type of liability (or asset)

•	For insurance contracts and investment contracts with DPF - Liability for remaining coverage excluding loss component (LFRC), Loss component (LC) and Liability for incurred claims (LFIC)
•	For reinsurance contracts held - Asset for remaining coverage excluding loss recovery component (AFRC), Loss recovery component (LRC) and Asset for incurred claims (AFIC).

				1H 2025				FY 2024

Insurance contracts (Non-PAA) - by type	LFRC	LC	LFIC	Total	LFRC	LC	LFIC	Total

Opening assets	1,886	(1,373)	(387)	125	1,589	(1,042)	(362)	185

Opening liabilities	159,857	1,252	27,209	188,318	159,113	945	17,349	177,407

Net opening balance	157,971	2,625	27,596	188,193	157,524	1,987	17,711	177,222

Insurance revenue	(4,676)	-	-	(4,676)	(9,656)	-	-	(9,656)

Incurred claims and expenses	-	(183)	4,321	4,138	-	(317)	8,275	7,958

Amortization of acquisition cash flows	274	-	-	274	553	-	-	553

Onerous contract losses (and reversals)	-	630	-	630	-	1,118	-	1,118

Insurance service expenses	274	447	4,322	5,042	553	801	8,275	9,629

Investment components	(2,767)	-	2,767	-	(5,506)	-	5,506	-

Insurance service result	(7,170)	447	7,089	366	(14,609)	801	13,781	(27)

Insurance finance (income) / expenses	6,800	63	-	6,863	11,924	62	-	11,986

Cash flows	(2,667)	(172)	(2,873)	(5,712)	(6,128)	(299)	(5,465)	(11,892)

Contracts disposed during the period	-	-	-	-	8	(94)	-	(85)

Transfers to disposal groups	-	-	-	-	(34)	14	17	(3)

Other movements	-	-	-	-	1	-	(5)	(4)

Transfer (to)/from other headings	(31)	31	-	-	(1)	-	-	-

Net exchange differences	(14,953)	(338)	(3,610)	(18,901)	9,286	153	1,557	10,996

Net closing balance	139,951	2,655	28,202	170,809	157,971	2,625	27,596	188,193

Closing assets	82	(22)	(27)	32	1,886	(1,373)	(387)	125
Closing liabilities	140,033	2,633	28,175	170,841	159,857	1,252	27,209	188,318

				1H 2025				FY 2024

Reinsurance contracts (Non-PAA) - by type	AFRC	LRC	AFIC	Total	AFRC	LRC	AFIC	Total

Opening assets	15,965	475	(426)	16,015	16,457	349	(205)	16,601

Opening liabilities	2,011	(1,270)	(439)	303	1,738	(947)	(183)	608

Net opening balance	13,954	1,745	13	15,712	14,719	1,296	(22)	15,993

Net expenses from reinsurance contracts	328	(102)	361	588	(619)	876	69	325

Other reinsurance finance income / (expenses)	295	32	-	327	41	19	-	61

Effect of reinsurer default risk changes	1	-	-	1	(5)	-	-	(5)

Total changes in the P&L and OCI	624	(70)	361	915	(583)	895	69	380

Cash flows	(724)	(78)	4	(797)	(1,460)	(140)	(268)	(1,869)

Other movements	-	-	-	-	371	(409)	234	196

Net exchange differences	(1,670)	(199)	(28)	(1,896)	908	103	-	1,011

Net closing balance	12,185	1,398	351	13,934	13,954	1,745	13	15,712

Closing assets	12,386	1,400	351	14,137	15,965	475	(426)	16,015
Closing liabilities	202	2	(1)	203	2,011	(1,270)	(439)	303

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 37

	1H 2025				FY 2024

Investment contracts with DPF - by type	LFRC	LC	LFIC	Total	LFRC	LC	LFIC	Total

Opening assets	-	-	-	-	-	-	-	-

Opening liabilities	22,332	-	-	22,332	21,594	-	-	21,594

Net opening balance	22,332	-	-	22,332	21,594	-	-	21,594

Insurance revenue	(37)	-	-	(37)	(80)	-	-	(80)

Insurance service expenses [1]	-	-	15	15	-	-	43	43

Investment components	(1,391)	-	1,391	-	(2,934)	-	2,934	-

Insurance service result	(1,428)	-	1,406	(22)	(3,014)	-	2,977	(37)

Insurance finance (income) / expenses	690	-	-	690	2,270	-	-	2,270

Cash flows	212	-	(1,406)	(1,194)	452	-	(2,977)	(2,525)

Net exchange differences	(795)	-	-	(795)	1,030	-	-	1,030

Net closing balance	21,010	-	1	21,011	22,332	-	-	22,332

Closing assets	-	-	-	-	-	-	-	-

Closing liabilities	21,010	-	1	21,011	22,332	-	-	22,332

[1]	Includes only incurred claims and expenses.

12.2.2 Movement schedules by measurement component

The following schedules presents the measurement components comprising the Best estimate liability (BEL), Risk adjustment (RA), and contractual Service Margin (CSM).

	1H 2025				FY 2024

Insurance contracts (Non-PAA) - by component	BEL	RA	CSM	Total	BEL	RA	CSM	Total

Opening assets	452	(323)	(5)	125	475	(286)	(4)	185

Opening liabilities	176,063	3,295	8,959	188,318	166,036	3,251	8,120	177,407

Net opening balance	175,611	3,618	8,964	188,193	165,562	3,537	8,124	177,222

Changes in estimates that adjust CSM	164	(86)	(78)	-	(317)	(131)	448	-

Changes in estimates that adjust onerous contracts	615	(6)	-	609	1,063	1	-	1,064

New contracts issued – non-onerous	(392)	59	333	-	(648)	102	546	-

New contracts issued – onerous	12	9	-	21	36	18	-	54

Changes that relate to future service	400	(25)	255	630	134	(10)	994	1,118

Earnings released from CSM	-	-	(469)	(469)	-	-	(958)	(958)

Release of risk adjustment	-	(145)	-	(145)	-	(305)	-	(305)

Experience adjustments on current service	356	-	-	356	101	-	-	101

Revenue from policyholder tax expenses incurred	(6)	-	-	(6)	2	-	-	2

Changes that relate to current service	350	(145)	(469)	(265)	103	(305)	(958)	(1,160)

Experience adjustments on incurred claims	1	-	-	1	15	(1)	-	14

Changes that relate to past service	1	-	-	1	15	(1)	-	14

Insurance service result	750	(170)	(214)	366	252	(315)	36	(27)

General model

Interest accreted to insurance contracts	1,356	75	116	1,547	2,693	178	225	3,096

Interest rate and other financial assumption changes	833	(3)	-	830	(1,910)	(11)	-	(1,921)

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	(159)	9	-	(151)	121	-	-	121

Variable fee approach

Change in fair value of the underlying assets	4,954	-	-	4,954	12,719	-	-	12,719

Change in fulfilment value - risk mitigation option	(317)	-	-	(317)	(2,029)	-	-	(2,029)

Insurance finance (income) / expenses	6,667	80	116	6,863	11,594	167	225	11,986

Premiums received	7,136	-	-	7,136	15,377	-	-	15,377

Claims, benefits and expenses paid	(12,297)	-	-	(12,297)	(26,274)	-	-	(26,274)

Acquisition costs paid	(534)	-	-	(534)	(963)	-	-	(963)

Other	(17)	-	-	(17)	(32)	-	-	(32)

Cash flows	(5,712)	-	-	(5,712)	(11,892)	-	-	(11,892)

Contracts disposed during the period	-	-	-	-	(128)	-	43	(85)

Transfers to disposal groups	-	-	-	-	(14)	6	6	(3)

Other	-	-	-	-	(4)	-	-	(4)

Other movements	-	-	-	-	(147)	6	48	(92)

Net exchange differences	(17,550)	(405)	(947)	(18,901)	10,242	224	529	10,996

Net closing balance	159,766	3,124	7,919	170,809	175,611	3,618	8,964	188,193

Closing assets	113	(34)	(46)	32	452	(323)	(5)	125

Closing liabilities	159,879	3,089	7,873	170,841	176,063	3,295	8,959	188,318

38 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Notes to the condensed consolidated interim financial statements Note 12

	1H 2025				FY 2024

Reinsurance contracts (Non-PAA) - by component	BEL	RA	CSM	Total	BEL	RA	CSM	Total

Opening assets	15,374	433	208	16,015	16,184	423	(7)	16,601

Opening liabilities	693	(361)	(29)	303	1,024	(332)	(85)	608

Net opening balance	14,681	794	237	15,712	15,160	755	78	15,993

Changes in estimates that adjust CSM	(181)	(22)	202	-	(152)	(11)	163	-

Changes in estimates that adjust underlying onerous contracts	266	(2)	9	273	462	38	(46)	454

New reinsurance contracts issued / acquired	(8)	2	6	1	(11)	4	8	1

Changes that relate to future service	77	(21)	218	273	299	31	125	455

CSM recognized for service received	-	-	(3)	(3)	-	-	(14)	(14)

Release of risk adjustment	-	(38)	-	(38)	-	(83)	-	(83)

Experience adjustment on current service	355	-	-	355	(36)	-	-	(36)

Changes that relate to current service	355	(38)	(3)	314	(36)	(83)	(14)	(133)

Experience adjustment on claims component	-	-	-	-	3	-	-	3

Changes that relate to past service	-	-	-	-	3	-	-	3

Net income/expenses on reinsurance held	432	(59)	214	588	266	(52)	111	325

Reinsurance finance income / (expenses)	311	26	(9)	328	31	36	(12)	55

Premiums paid, net of received fixed commission	604	-	-	604	1,341	-	-	1,341

Amounts received	(1,401)	-	-	(1,401)	(3,209)	-	-	(3,209)

Other	-	-	-	-	(1)	-	-	(1)

Cash flows	(797)	-	-	(797)	(1,869)	-	-	(1,869)

Reinsurance contracts disposed	-	-	-	-	(64)	-	34	(30)

Other	-	-	-	-	207	5	14	226

Other movements					143	5	48	196

Net exchange difference	(1,760)	(93)	(43)	(1,896)	949	50	12	1,011

Net closing balance	12,866	669	399	13,934	14,681	794	237	15,712

Closing assets	13,068	630	439	14,137	15,374	433	208	16,015

Closing liabilities	201	(38)	40	203	693	(361)	(29)	303

	1H 2025				FY 2024

Investment contracts with DPF - by component	BEL	RA	CSM	Total	BEL	RA	CSM	Total

Opening assets	-	-	-	-	-	-	-	-

Opening liabilities	21,987	112	233	22,332	21,285	128	180	21,594

Net opening balance	21,987	112	233	22,332	21,285	128	180	21,594

Changes in estimates that adjust CSM	(22)	2	20	-	(70)	(7)	76	-

Changes that relate to future service	(22)	2	20	-	(70)	(7)	76	-

Earnings released from CSM	-	-	(16)	(16)	-	-	(33)	(33)

Release of risk adjustment	-	(7)	-	(7)	-	(14)	-	(14)

Experience adjustments on current service	2	-	-	2	11	-	-	11

Changes that relate to current service	2	(7)	(16)	(22)	11	(14)	(33)	(37)

Insurance service result	(20)	(6)	4	(22)	(59)	(21)	43	(37)

Variable fee approach Change in fair value of the underlying assets	690	-	-	690	2,270	-	-	2,270

Insurance finance (income) / expenses	690	-	-	690	2,270	-	-	2,270

Premiums received	221	-	-	221	470	-	-	470

Claims, benefits and expenses paid	(1,415)	-	-	(1,415)	(2,995)	-	-	(2,995)

Acquisition costs paid	(1)	-	-	(1)	-	-	-	-

Other	1	-	-	1	-	-	-	-

Cash flows	(1,194)	-	-	(1,194)	(2,525)	-	-	(2,525)

Net exchange differences	(783)	(4)	(8)	(795)	1,015	6	10	1,030

Net closing balance	20,680	103	228	21,011	21,987	112	233	22,332

Closing assets	-	-	-	-	-	-	-	-

Closing liabilities	20,680	103	228	21,011	21,987	112	233	22,332

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 39

12.2.3 Movement schedules of contractual service margin by transition method

The table below presents the reconciliation of the contractual service margin recognized for the contracts in-force as of the transition date. The transition methods applied to these contracts include the Modified retrospective approach (MRA), Fair value approach (FVA) and Other applicable method.

	Insurance contracts				Reinsurance contracts held				Investment contracts with DPF

	MRA	FVA	Other	Total	MRA	FVA	Other	Total	MRA	FVA	Other	Total

On January 1, 2025	1,457	4,494	3,013	8,964	-	28	208	237	-	233	-	233

Changes in estimates that adjust CSM	(282)	165	39	(78)	-	206	(4)	202	-	20	-	20

Changes in estimates that adjust onerous contracts	-	-	-	-	-	8	1	9	-	-	-	-

New contracts issued - non-onerous	-	-	333	333	-	-	6	6	-	-	-	-

Earnings released from CSM	(72)	(243)	(154)	(469)	-	5	(8)	(3)	-	(16)	-	(16)

Insurance finance (income) / expenses	2	68	45	116	-	(14)	5	(9)	-	-	-	-

Net exchange differences	(150)	(509)	(288)	(947)	-	(18)	(25)	(43)	-	(8)	-	(8)

On June 30, 2025	955	3,975	2,989	7,919	-	216	184	399	-	228	-	228

On January 1, 2024	1,557	4,000	2,568	8,124	-	(149)	227	78	-	180	-	180

Changes in estimates that adjust CSM	(26)	523	(48)	448	-	192	(30)	163	-	76	-	76

Changes in estimates that adjust onerous contracts	-	-	-	-	-	(46)	(1)	(46)	-	-	-	-

New contracts issued - non-onerous	-	-	546	546	-	-	9	9	-	-	-	-

Earnings released from CSM	(174)	(492)	(292)	(958)	-	18	(32)	(14)	-	(33)	-	(33)

Insurance finance (income) / expenses	5	146	74	225	-	(25)	13	(12)	-	-	-	-

Cash flow - contracts disposed	-	43	-	43	-	34	-	34	-	-	-	-

Net exchange differences	95	270	164	529	-	(2)	14	12	-	10	-	10

Other	-	5	-	6	-	5	9	14	-	-	-	-

On December 31, 2024	1,457	4,494	3,013	8,964	-	28	208	237	-	233	-	233

12.3 Critical judgments and estimates

Compared to the insurance contracts related critical judgements and estimates (valuation methods, actuarial assumptions) applied in the Annual Report 2024, material changes were processed in 1H 2025 related to risk-free yield curves, illiquidity premium curves and changes in methods and inputs used to measure fulfilment cash flows.

12.3.1 Risk-free yield curve

Aegon has identified various rates available in the EUR, GBP and USD markets that can be used as a basis for the risk-free yield curve, including EURIBOR swap rates for EUR, reformed Sterling Overnight Index Average (SONIA) for GBP, and Secured Overnight Funding Rates (SOFR) and US Treasury rates for USD. EURIBOR rates are adjusted for credit risk by subtracting a credit risk allowance. No adjustment is made to overnight swap rates and US Treasury rates, as the credit risk of these instruments is deemed negligible.

A full risk-free yield curve is derived by first interpolating between tenors for which market data is available, and then extrapolating the yield curve beyond market observable maturities. Discount rates converge to an ultimate forward rate (linear grading over 10 year period assumed in case of US and EUR). A uniform last liquid point for EUR and USD is set at 30 years, GBP is set at 50 years. The ultimate forward rates reflect a long-term view on nominal interest rates and are set by management per currency, considering expected real interest rates and long-term inflation together with the current market environment. The current ultimate forward rate assumption is 3.40% (December 31, 2024: 3.40%).

Aegon reviews the risk-free last liquid point and ultimate forward rates quarterly which, although expected to be infrequent, may lead to assumption updates if there are significant changes in market conditions.

Risk-free yield curves (%)	June 30, 2025						December 31, 2024
	1 year	5 years	10 years	15 years	20 years	30 years	1 year	5 years	10 years	15 years	20 years	30 years

GBP	3.80	3.66	4.04	4.36	4.54	4.57	4.46	4.04	4.07	4.23	4.30	4.23

USD	3.93	3.85	4.36	4.86	5.13	4.89	4.24	4.46	4.67	4.89	5.05	4.82

40 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Notes to the condensed consolidated interim financial statements Note 13

Illiquidity premium (ILP)

Aegon updates the reference portfolio quarterly, and the ILP last liquid point and ILP ultimate forward rate are revised accordingly. The ILP curves for the most significant portfolios are presented below. These ILP curves are added to the risk-free yields of the currency in which the cash flows of the products are denominated.

		June 30, 2025						December 31, 2024

ILP per portfolio (%)	Country	1 year	5 years	10 years	15 years	20 years	30 years	1 year	5 years	10 years	15 years	20 years	30 years

Fixed Deferred Annuity	US	0.96	1.02	1.08	1.15	1.15	1.15	0.80	0.88	1.00	1.14	1.14	1.15

Indexed Universal Life	US	1.04	1.12	1.14	1.22	1.22	1.22	0.90	1.02	1.09	1.22	1.21	1.22

Long-Term Care	US	0.91	0.92	0.94	1.13	1.18	1.28	0.72	0.73	0.77	1.06	1.14	1.28

Traditional Life	US	0.93	0.95	0.95	1.15	1.19	1.27	0.75	0.77	0.80	1.09	1.15	1.26

Universal Life	US	0.94	0.96	0.96	1.11	1.16	1.24	0.76	0.79	0.81	1.05	1.11	1.24

Variable Annuities	US	0.58	0.64	0.64	0.65	0.65	0.66	0.55	0.63	0.64	0.65	0.64	0.66

Annuities	UK	1.00	1.00	1.00	1.00	1.00	0.98	0.98	0.98	0.98	0.98	0.98	0.96

Individual Protection	UK	0.46	0.46	0.46	0.46	0.46	0.44	0.47	0.47	0.47	0.47	0.47	0.45

12.3.2 Changes in methods and inputs used to measure fulfillment cash flows

During 1H 2025, Aegon conducted its annual review of assumptions and model updates for the Americas and TLB.

Non-financial assumption changes resulted in an adverse impact of EUR 467 million, mainly due to strengthening of policyholder behavior assumptions to address recent adverse experience in Financial Assets, driven by the TLB Universal Life block reinsured to Transamerica, Variable Annuities and Fixed Annuities. In Protection Solutions, adverse assumption updates were driven by the workplace business, in part related to Medicare Supplement product addressing an industry-wide trend, which was partly offset by favorable assumption updates in Individual Life. Of the total impact, EUR 281 million was absorbed in CSM, EUR 138 million was recognized in the income statement and EUR 47 million was recognized in the OCI.

Financial (economic) assumption updates resulted in a favorable impact of EUR 269 million, recognized in OCI, attributable to a periodic adjustment of the illiquidity premium to align with Aegon’s latest reinvestment strategy.

12.4 Risk mitigation

Aegon has chosen to apply the risk mitigation option and recognize changes in fulfillment value of products with direct participating features, for example Variable Annuity products issued in the Americas or by Aegon UK, in the P&L and OCI, instead of adjusting the CSM. The adjustment to the CSM that would otherwise have been made in 1H 2025 is EUR 317 million (1H 2024: EUR 1,280 million).

13 Investment contracts without discretionary participating features

	June 30, 2025	December 31, 2024

Investment contracts without DPF - Aegon risk	12,204	12,592

Investment contracts without DPF - Policyholder risk	78,580	79,078

Total investment contracts without DPF	90,784	91,669

Movement schedule of investment contracts without DPF

	Aegon risk		Policyholder risk

	1H 2025	FY 2024	1H 2025	FY 2024

Opening balance	12,592	10,222	79,078	65,044

Deposits	1,005	1,595	8,508	14,932

Withdrawals	(654)	(1,236)	(6,039)	(11,807)

Interest credited	176	288	2,991	8,467

Fund charges released	-	(13)	(190)	(367)

Net exchange differences	(1,596)	755	(5,362)	3,868

Transfer to/from other headings	687	1,038	(406)	(1,060)

Other movements	(7)	(58)	-	1

Closing balance	12,204	12,592	78,580	79,078

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 41

14 Subordinated borrowings and borrowings

14.1 Subordinated borrowings

Subordinated borrowings decreased by EUR 197 million to EUR 1,455 million mainly due to exchange differences.

14.2 Borrowings

The table below shows the split of total borrowings into capital funding and operational funding:

	June 30, 2025	December 31, 2024

Capital funding	1,406	1,533

Operational funding	1,306	1,480

Total borrowings	2,713	3,013

Capital funding decreased by EUR 127 million mainly due to exchange differences (EUR 117 million) and the repayment of two loans of USD 5 million each, with the maturity dates of March 28, 2025 and April 21, 2025.

In 1H 2025, the operational funding decreased by EUR 174 million due to exchange differences.

15 Financial risks

There have been no material changes in financial risks as reported in Annual Report 2024, except for the economic variable assumptions and ECL information.

15.1 Economic variable assumptions

The most significant period-end assumptions used for the ECL estimate are set out below. The scenarios “base”, “upside” and “downside” were used for all portfolios.

Economic variable assumptions June 30, 2025		2026	2027	2028	2029	Units

						Interest Rates: 10-Year Treasury
Interest rates	Base	4.29	4.32	4.32	4.30	Constant Maturities, (% p.a., NSA1)

						Interest Rates: 10-Year Treasury
Interest rates	Upside	4.39	4.32	4.32	4.30	Constant Maturities, (% p.a., NSA1)

						Interest Rates: 10-Year Treasury
Interest rates	Downside	3.51	3.90	4.12	4.23	Constant Maturities, (% p.a., NSA1)

Unemployment rate	Base	4.78	4.60	4.29	4.05	(%, SA)

Unemployment rate	Upside	3.90	4.01	3.64	3.50	(%, SA)

Unemployment rate	Downside	8.24	6.94	5.66	4.52	(%, SA)

						Existing Single-Family Home Price:
House Price Index	Base	416.67	425.29	441.31	457.32	Median, (Ths. USD, SA)

						Existing Single-Family Home Price:
House Price Index	Upside	447.43	457.57	480.15	500.04	Median, (Ths. USD, SA)

						Existing Single-Family Home Price:
House Price Index	Downside	359.20	378.62	397.69	411.42	Median, (Ths. USD, SA)

Domestic GDP	Base	24,100.22	24,576.51	25,152.33	25,766.04	Bil. Ch. 2012 USD, SAAR[2]

Domestic GDP	Upside	24,682.10	25,212.96	25,870.83	26,487.04	Bil. Ch. 2012 USD, SAAR[2]

Domestic GDP	Downside	23,248.23	23,761.41	24,688.42	25,477.05	Bil. Ch. 2012 USD, SAAR[2]

						Standard & Poor’s (S&P); Moody’s
Equity	Base	5,758.11	5,989.05	6,441.25	6,925.88	Analytics Forecasted

						Standard & Poor’s (S&P); Moody’s
Equity	Upside	6,131.66	6,417.30	6,716.06	7,177.07	Analytics Forecasted

						Standard & Poor’s (S&P); Moody’s
Equity	Downside	3,867.51	4,445.65	5,377.16	6,083.49	Analytics Forecasted

42 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Notes to the condensed consolidated interim financial statements Note 15

Economic variable assumptions December 31, 2024		2025	2026	2027	2028	Units

						Interest Rates: 10-Year Treasury
Interest rates	Base	4.33	4.26	4.24	4.18	Constant Maturities, (% p.a., NSA1)

						Interest Rates: 10-Year Treasury
Interest rates	Upside	4.43	4.35	4.24	4.18	Constant Maturities, (% p.a., NSA1)

						Interest Rates: 10-Year Treasury
Interest rates	Downside	3.17	3.74	3.94	4.04	Constant Maturities, (% p.a., NSA1)

Unemployment rate	Base	4.08	4.09	4.05	4.01	(%, SA)

Unemployment rate	Upside	3.13	3.44	3.42	3.42	(%, SA)

Unemployment rate	Downside	8.23	7.46	6.18	5.00	(%, SA)

						Existing Single-Family Home Price:
House Price Index	Base	419.04	424.10	434.08	448.91	Median, (Ths. USD, SA)

						Existing Single-Family Home Price:
House Price Index	Upside	439.72	456.26	471.39	489.21	Median, (Ths. USD, SA)

						Existing Single-Family Home Price:
House Price Index	Downside	354.16	369.92	385.26	401.39	Median, (Ths. USD, SA)

Domestic GDP	Base	23,973.45	24,343.12	24,819.66	25,356.09	Bil. Ch. 2012 USD, SAAR[2]

Domestic GDP	Upside	24,319.86	24,807.47	25,341.29	25,943.15	Bil. Ch. 2012 USD, SAAR[2]

Domestic GDP	Downside	22,959.57	23,369.09	24,147.35	24,980.66	Bil. Ch. 2012 USD, SAAR[2]

						Standard & Poor’s (S&P); Moody’s
Equity	Base	5,912.89	5,814.62	6,098.72	6,483.85	Analytics Forecasted

						Standard & Poor’s (S&P); Moody’s
Equity	Upside	6,264.59	6,132.21	6,356.19	6,630.75	Analytics Forecasted

						Standard & Poor’s (S&P); Moody’s
Equity	Downside	3,867.82	4,095.95	4,899.05	5,712.91	Analytics Forecasted

[1]	NSA: National Security Agency.
[2]	SAAR: Seasonally adjusted annual rate.

The weightings assigned to each economic scenario were as follows:

Weightings	Base	Upside	Downside

On June 30, 2025	40	30	30

On December 31, 2024	40	30	30

Other forward-looking considerations not otherwise incorporated within the above scenarios, such as the impact of any regulatory, legislative, or political changes, have also been considered, but are not deemed to have a material impact, and therefore, no adjustment has been made to the ECL for such factors. This process is reviewed and monitored for appropriateness on a quarterly basis.

15.2 Information about amounts arising from ECL

Aegon regularly monitors industry sectors and individual debt securities for factors influencing the ECL allowance. These include credit risk-driven stage transfers, recognition or derecognition of financial instruments, and updates to model inputs such as probability of default (PD), exposure at default (EAD), and loss given default (LGD). Changes in models or assumptions, time-based discount unwinds, foreign exchange effects, and asset write-offs also impact ECL. For asset-backed securities, Aegon assesses cash flow trends and collateral levels. Investment portfolio ratings are based on a composite of S&P, Moody’s, Fitch, and internal assessments. The following tables detail changes in the loss allowance over the reporting period.

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 43

	1H 2025

	Gross amount				ECL

	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3

				Total					Net
	(12-month	(Lifetime	(Lifetime	gross	(12-month	(Lifetime	(Lifetime	Total	carrying
Debt securities	ECL)	ECL)	ECL) ¹	amount	ECL)	ECL)	ECL) ¹	ECL	amount

Balance at December 31, prior year	51,529	335	383	52,247	(187)	(41)	(112)	(341)	51,906

Acquisition	4,267	4	13	4,284	(9)	-	(12)	(21)	4,263

Disposal	(3,007)	(80)	(32)	(3,119)	6	9	9	24	(3,095)

ECL transfer from stage 1 to stage 2	(54)	54	-	-	1	(1)	-	-	-

ECL transfer from stage 1 to stage 3	(7)	-	7	-	0	-	-	-	-

ECL transfer from stage 2 to stage 1	14	(14)	-	-	(1)	1	-	-	-

ECL transfer from stage 2 to stage 3	-	(3)	3	-	-	3	(3)	-	-

ECL transfer from stage 3 to stage 2	-	1	(1)	-	-	(1)	1	-	-

ECL transfer from stage 3 to stage 1	6	-	(6)	-	(6)	-	6	-	-

Impact on year-end ECL	-	-	-	-	6	-	(13)	(7)	(7)

Amortizations through income statement	57	1	24	82	-	-	-	-	82

Unrealized gains/losses through equity	900	1	(7)	894	-	-	-	-	894

Movements related to fair value hedges	1	-	-	1	-	-	-	-	1

Change in models	-	-	-	-	8	7	(4)	11	11

Other movements	3	(5)	1	(1)	-	-	-	-	(1)

Transfer to/from other headings	(4)	-	-	(4)	-	-	-	-	(4)

Net exchange differences	(6,279)	(37)	(46)	(6,362)	22	4	15	40	(6,322)

Closing balance	47,426	256	338	48,021	(160)	(18)	(116)	(294)	47,727

	FY 2024

	Gross amount				ECL

	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3

	(12-month	(Lifetime	(Lifetime	Total	(12-month	(Lifetime	(Lifetime	Total	Net
	ECL)	ECL)	ECL) ¹	gross	ECL)	ECL)	ECL) ¹	ECL	carrying
Debt securities				amount					amount

Balance at December 31, prior year	46,461	357	425	47,242	(147)	(25)	(66)	(238)	47,004

Acquisition	8,421	21	(9)	8,434	(38)	(2)	(2)	(42)	8,392

Disposal	(5,174)	(69)	(123)	(5,367)	18	3	35	56	(5,311)

Disposal of a business	(27)	-	-	(27)	-	-	-	-	(27)

ECL transfer from stage 1 to stage 2	(200)	200	-	-	4	(4)	-	-	-

ECL transfer from stage 1 to stage 3	(10)	-	10	-	1	-	(1)	-	-

ECL transfer from stage 2 to stage 1	150	(150)	-	-	(5)	5	-	-	-

ECL transfer from stage 2 to stage 3	-	(48)	48	-	-	12	(12)	-	-

ECL transfer from stage 3 to stage 2	-	7	(7)	-	-	(4)	4	-	-

ECL transfer from stage 3 to stage 1	2	-	(2)	-	-	-	-	-	-

Impact on year-end ECL	-	-	-	-	2	(7)	(50)	(54)	(54)

Amortizations through income statement	94	1	44	138	-	-	-	-	138

Unrealized gains/losses through equity	(1,294)	(7)	(28)	(1,329)	-	-	-	-	(1,329)

Movements related to fair value hedges	(2)	-	-	(2)	-	-	-	-	(2)

Change in models	-	-	-	-	(12)	(16)	(16)	(45)	(45)

Other movements	(1)	-	(1)	(2)	-	-	-	-	(2)

Transfer to/from other headings	(45)	2	-	(43)	-	-	-	-	(43)

Net exchange differences	3,154	22	25	3,201	(11)	(2)	(6)	(20)	3,182

Closing balance	51,529	335	383	52,247	(187)	(41)	(112)	(341)	51,906

[1]	Including purchased credit impaired.

The total amount of undiscounted ECL on June 30, 2025, for purchased or originated credit-impaired financial assets recognized during the period was EUR 1 million (December 31, 2024: EUR 4 million).

44 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Notes to the condensed consolidated interim financial statements Note 16

16 Other assets and other liabilities

A fund restructuring transaction, which took place over the period end, resulted in an asset and a liability for an amount of EUR 3.5 billion. The transaction was settled shortly after balance sheet date.

17 Capital management and solvency

Aegon’s group solvency ratio and surplus under the Bermuda solvency framework is broadly in line with that under the Solvency II framework during a transition period until the end of 2027. The method to translate Transamerica’s capital position into the group solvency position is also similar to the methodology previously applied under Solvency II. Aegon’s UK insurance subsidiaries have been included in the Aegon’s Solvency calculation in accordance with UK Solvency II standards, including Aegon UK’s approved Partial Internal Model.

Aegon agreed to fully adopt the Bermuda solvency framework after the transition period. Aegon announced on May 16, 2025 that it will apply an aggregation approach to calculate its group solvency under the Bermuda solvency framework after the transition period. The resulting group solvency ratio is expected to be broadly similar to the current group solvency ratio and Aegon expects no material impact on its capital management framework.

Furthermore, the BMA has concluded its review of the eligibility of Aegon’s capital instruments under the Bermuda solvency framework:

•	Aegon’s Solvency II compliant instruments will continue to be eligible under the Bermuda solvency framework in the corresponding tier to Solvency II, and without any limitations;
•	The Junior Perpetual Capital Securities (JPCS), which are currently treated as Restricted Tier 1 until January 1, 2026, will now be eligible as Tier 2 Ancillary Capital following that date, and until the end of 2029. Subject to a review in 2029, eligibility may be extended;
•	The Perpetual Cumulative Subordinated Bonds (PCSB), which are currently also treated as Restricted Tier 1, will lose eligibility as of January 1, 2026. On a pro-forma basis taking into account the upcoming end of the eligibility for the PCSB, Aegon’s group solvency ratio would have been 6%-points lower compared with the group solvency ratio of 183% on June 30, 2025.

Aegon’s debt structure and funding decisions remain driven by economic considerations, while also taking into account market circumstances, regulatory requirements, and rating agency considerations.

The Group solvency ratio is calculated as the ratio between the Eligible Own Funds and the Solvency Capital Requirement (SCR). The Eligible Own Funds equal to the Available Own Funds after applying any Own Funds eligibility restrictions.

	June 30, 2025 [1]	December 31, 2024

Group Eligible Own Funds	12,928	14,030

Group SCR	7,059	7,466

Group Solvency ratio [2]	183%	188%

[1]	The solvency ratios are estimates and are not final until filed with the respective supervisory authority
[2]	Including our share of a.s.r. Excess of Assets over Liabilities (minus own shares and minus minority interests) and SCR in our Group Solvency numbers.

The Group Solvency ratio decreased with 5%-points mainly driven by the two EUR 200 million Share Buy Back programs announced in the 1Q Trading update and the Press release dated August 21, 2025 respectively, and the foreseeable 2025 interim dividend of 19 cents partly offset by positive operating capital generation and offsetting one-time items and market impacts.

Liquidity

During 1H 2025, the Revolving Credit Facility (RCF) of USD 1,375 billion has been extended from 2029 to 2030.

18 Commitments and contingencies

The information given in this section is limited to the material changes that have taken place on the proceedings in which Aegon is involved as listed in note 39 Commitments and contingencies of the Annual Report 2024, and any new material proceedings that have commenced after the Annual Report 2024 was published.

In 2025, several US-based Aegon subsidiaries had reached a settlement in a putative class action alleging that the subsidiaries mischaracterized agents as independent contractors instead of employees. In April 2025, the settlement was formally approved by the court which is consistent with the provision raised in 2024.

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 45

19 Companies and businesses acquired and divested

There were no significant acquisitions or divestments in 1H 2025.

20 Post reporting date events

On July 1, 2025, Aegon started a EUR 200 million share buyback that was announced on May 16, 2025. On August 21, 2025, Aegon announced an increase of this ongoing share buyback program by EUR 200 million taking the total 2H 2025 share buyback program to EUR 400 million. The total share buyback program is expected to be completed by December 15, 2025, barring unforeseen circumstances.

Aegon has entered into an agreement with its largest shareholder, Vereniging Aegon, to participate in the EUR 200 million share buyback program. Vereniging Aegon will participate pro-rata in the share buyback program based on its combined common shares and common shares B which represent about 18.4% of the total shareholders’ voting rights that are currently exercisable. This results in a buyback amount of EUR 37 million. The number of common shares that Aegon will repurchase from Vereniging Aegon will be determined based on the daily volume-weighted average price per common share on Euronext Amsterdam.

On July 4, 2025, the One Big Beautiful Bill Act (Bill) was passed into US law. No material tax impact on Aegon’s financial position is expected from the Bill.

On August 21, 2025, Aegon announces the start of a review on a potential relocation of the company’s legal domicile and head office to the United States. This comprehensive review will examine the implications of a potential relocation, including the impact on all of Aegon’s stakeholders, and of making its listing on the NYSE its primary listing alongside its Euronext listing. Should Aegon decide to proceed with the relocation, the transition is expected to take approximately two to three years. A key element of the potential relocation is the implementation of US GAAP, preparations for which have begun. Aegon expects to conclude the review in the coming months and aims to provide more details at its Capital Markets Day on December 10, 2025.

46 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Disclaimer

Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: operating result and valuation equity. Operating result is calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies, except for its associate a.s.r. Operating result reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Valuation equity combines shareholders’ equity and the embedded value of unearned profits in insurance contracts. This provides a more comprehensive view of the Group’s economic value. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing.

Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;
•	Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets;
•	Changes in the performance of financial markets, including emerging markets, such as with regard to:
°	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
°	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
°	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
°	The impact from volatility in credit, equity, and interest rates;
•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
•	The effect of tariffs and potential trade wars on trading markets and on economic growth, globally and in the markets where Aegon operates.
•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;
•	The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain and our ability to pay dividends;
•	Changes in the European Commissions’ or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;
•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;
•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 47

•	The effects of global inflation, or inflation in the markets where Aegon operates;
•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
•	Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;
•	Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;
•	The frequency and severity of insured loss events;
•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives;
•	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
•	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
•	Customer responsiveness to both new products and distribution channels;
•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;
•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
•	Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies;
•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures; in particular there is no certainty that Aegon’s review on a potential relocation of the company’s legal domicile and head office to the United States will result in a decision to pursue such a relocation and there is no guarantee that, if pursued, what the manner, timing, and potential impacts of a relocation would be and if such relocation can be completed successfully;

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;
•	Changes in the policies of central banks and/or governments;
•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
•	Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;
•	Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property;
•	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates;
•	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon;
•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;
•

The rapidly changing landscape for ESG responsibilities, leading to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving

48 |	Interim financial information for the six-month period ended June 30, 2025 - Unaudited

Disclaimer

standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management;

•	Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws; and
•	Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report 2024. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Interim financial information for the six-month period ended June 30, 2025 - Unaudited | 49